10/21

03032959

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSC Volga Telecom

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4642 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 10/29/03


ВОЛГАТЕЛЕКОМ
AR/S
12-31-02
ГОДОВОЙ ОТЧЕТ
2002
ANNUAL REPORT
IS COMMUNICATION



Дамы и Господа!
Уважаемые акционеры!

2002 год, итоги которого мы предлагаем Вашему вниманию в этом традиционном отчете, был для всех нас чрезвычайно важным и ответственным. Завершившееся объединение компании, в которую вошли на правах филиалов 11 операторов электросвязи областей и республик Поволжья, превратило «ВолгаТелеком» в крупное, даже по европейским масштабам, предприятие. Мы работаем теперь на территории, равной Германии, Англии и Бельгии (вместе взятым), где проживает 21 миллион человек. Наш единый коллектив сегодня – более 50 тысяч сотрудников. Монтированная емкость телефонной сети превышает 4,2 миллиона номеров. Доходы от деятельности всей компании по итогам 2002 года достигли 10,9 млрд. рублей. И только за первый год совместной работы ОАО «ВолгаТелеком» удалось ввести свыше 400 тысяч новых номеров.

Объединение уже принесло ряд позитивных изменений в деятельность компании: повысилась рыночная капитализация, выросла ликвидность наших акций, их конкурентоспособность, сократились текущие затраты, созданы условия для привлечения инвестиций и возможностей для концентрации финансовых ресурсов на приоритетных направлениях развития связи. Международным рейтинговым агентством «Standard & Poor's» нам присвоен международный долгосрочный кредитный рейтинг «В» прогноз «стабильный», что сделало наши позиции в деловом мире еще более устойчивыми.

Все это убеждает нас в том, что предпринятые нами шаги были сделаны в верном направлении. Однако, впереди еще более

Ladies and Gentlemen!
Dear Shareholders!

The year 2002, the results of which we propose to your attention in this traditional report, was extremely important for all of us. The end of the year was marked with the association of the Company which took over 11 affiliated companies, telecommunication operators of Regions and Republics of the Volga Region, and the «VolgaTelecom» was transformed in a very large enterprise of the European scale. We operate now on a territory equal to Germany, England and Belgium (together) where 21 million persons lives. Our whole staff comprises today more than 50 thousand employees. The installed capacity of the telephone network exceeds 4.2 million access lines. Income of activity of the consolidated company according to results of 2002 amounted to 10.9 billion Rubles. And just in the first year of work of the consolidated OJSC «VolgaTelecom» it was possible to commission over 400 thousand new access lines.

The Association already brought about a whole number of positive changes to the activity of the company: its market capitalization raised, the liquidity of our shares, their competitiveness grew, the current expenses were reduced, conditions for attraction of investment and opportunities for concentration of financial resources on priority directions of development of telecommunications were created. The international rating agency «Standard and Poor's» evaluated our international long-term credit rating as «B», the forecast is «stable», which made our positions in the business world steadier.

All this convinces us that the steps undertaken by us have been made in a correct direction. However, there are more significant targets and responsibility ahead of us: it is the further масштабные и ответственные задачи по дальнейшему совершенствованию отрасли электросвязи в Приволжском федеральном округе, созданию развитой коммуникационной инфраструктуры, повышению качества уже существующих и внедрению новых высокотехнологичных услуг, формированию на их базе единого инфокоммуникационного комплекса Приволжского федерального округа как составной части единого информационного пространства Российской Федерации.

Хотел бы поблагодарить всех сотрудников и акционеров компании, которые были вместе с нами на этом первоначальном и потому наиболее сложном этапе пути. Уверен, что и в дальнейшем наши совместные усилия принесут впечатляющие результаты, которые позволят ОАО «ВолгаТелеком» и впредь сохранять лидирующие позиции среди крупнейших компаний электросвязи России.

С уважением,
генеральный директор
ОАО «ВолгаТелеком»
В. Ф. Люлин

perfection of the telecommunication branch in the Volga Federal District, creation of an advanced communications infrastructure, improvement of quality of the already existing services and introduction of new hi-tech services, formation of a uniform information and telecommunications complex of the Volga Federal District as a component of a uniform information space of the Russian Federation on their base.

I would like to thank all employees and stockholders of the Company who were together with us in this initial and consequently the most tough stage of our way. I am confident that our joint efforts will bring impressing results which will allow to OJSC «VolgaTelecom» to keep the leading position among the largest telecommunications companies of Russia.

Yours faithfully,
General director of
OJSC «VolgaTelecom»
V. F. Lyulin


Киров
Нижний Новгород
Йошкар-Ола
Чебоксары
Ижевск
Уфа
Саранск
Ульяновск
Пенза
Самара
Саратов
Оренбург
Телекоммуникационная сеть ОАО «ВолгаТелеком»
The telecommunications network of OJSC «VolgaTelecom»

ТЕЛЕКОММУНИКАЦИОННАЯ СЕТЬ ОАО «ВОЛГАТЕЛЕКОМ» ОХВАТЫВАЕТ БОЛЬШУЮ ЧАСТЬ ПРИВОЛЖСКОГО ФЕДЕРАЛЬНОГО ОКРУГА (ПФО), ЧТО ПОЗВОЛЯЕТ ОБЕСПЕЧИВАТЬ УСЛУГАМИ ТЕРРИТОРИЮ В 665 ТЫСЯЧ КВ. КМ, ГДЕ ПРОЖИВАЕТ БОЛЕЕ 21 МЛН. ЧЕЛОВЕК.

Приволжский федеральный округ – одна из семи административно-территориальных единиц Российской Федерации. Территория округа – более 1 млн. кв. км., что составляет около 7% территории страны.

В состав округа входят 15 субъектов Российской Федерации: шесть республик (Башкортостан, Марий Эл, Мордовия, Татарстан, Удмуртия, Чувашия), восемь областей (Кировская, Нижегородская, Оренбургская, Пензенская, Пермская, Самарская, Саратовская, Ульяновская) и Коми-Пермяцкий автономный округ.

На территории ПФО проживает около 32 млн. человек.

Подавляющее большинство населения округа (70%) – горожане.

Промышленный потенциал ПФО является самым высоким в России. В структуре экономики лидирующие позиции имеют машиностроение и топливно-энергетический комплекс. В округе сосредоточено 85% предприятий Российской автомобильной промышленности, 65% авиастроения и 40% отечественной нефтехимии.

Приволжский федеральный округ обладает также высоким научным и культурным потенциалом.

THE TELECOMMUNICATIONS NETWORK OF OJSC «VOLGATELECOM» COVERS THE MAJOR PART OF THE VOLGA FEDERAL DISTRICT (VFD) WHICH ALLOWS IT TO PROVIDE WITH SERVICES A TERRITORY OF 665 THOUSAND SQ. KM, WHERE MORE THAN 21 MILLION PERSONS LIVE.

The Volga Federal District is one of seven administrative and territorial units of the Russian Federation. The territory of the District exceedes 1 million sq. km., what makes about 7% of of the country's territory.

15 subjects of the Russian Federation form the District: six republics (Bashkortostan, Mariy El, Mordovia, Tatarstan, Udmurtiya, Chuvashia), eight Regions (Kirov, Nizhniy Novgorod, Orenburg, Penza, Perm, Samara, Saratov, Ulyanovsk) and Komi-Permyatsky Autonomous Region.

About 32 million persons live on the territory of the VFD.

The overwhelming majority of the population of the district (70%) live in towns.

The industrial potential of the VFD is the highest in Russia. In the structure of economy, the mechanical engineering and fuel and energy complex have leading positions. 85% of enterprises of Russian motor industry, 65% of aircraft construction and 40% of domestic petrochemistry are concentrated in the district. The Volga Federal District possesses also a high scientific and cultural potential.



Киров
Ижевск
Йошкар-Ола
Нижний Новгород
Чебоксары
ВОЛГАТЕЛЕКОМ
Саранск
Ульяновск
Самара
Оренбург
Пенза
Саратов

История образования

◦ **Осенью 2000 года** совет директоров ОАО «Связьинвест» принял решение об объединении 72 предприятий связи России в 7 крупных межрегиональных компаний (МРК). Реорганизация должна была обеспечить не только суммарный рост мощностей, но и увеличение стоимости акций объединенных компаний, повышение их инвестиционной привлекательности. Центром создания МРК в Приволжском федеральном округе стала его административная столица – Нижний Новгород. Однако не только этим обстоятельством был обусловлен выбор места для штаб-квартиры. Город по праву можно было назвать лидером Поволжья по развитию телекоммуникационной инфраструктуры. Его действующая телефонная сеть превышает 460 тысяч линий (это третий – после Москвы и Санкт-Петербурга – показатель по России).

◦ **Осенью 2001 года** в 11 региональных компаниях связи областей и республик Поволжья прошли внеочередные собрания акционеров, на которых были приняты решения об объединении и создании на базе ОАО «Нижегородсвязьинформ» межрегиональной компании связи Приволжского федерального округа.

◦ **К концу 2002 года** процесс объединения был завершен. В состав ОАО «ВолгаТелеком» вошли филиалы в Кировской, Нижегородской, Оренбургской, Пензенской, Самарской, Саратовской, Ульяновской областях и республиках Марий Эл, Мордовия, Удмуртской и Чувашской Республиках.

History of establishment

◦ **In autumn 2000**, the Board of directors of OJSC «Svyazinvest» made the decision on association of 72 telecommunication enterprises of Russia in 7 large inter-regional companies. The reorganization should provide not only total growth of capacities, but also increase of share value of the incorporated companies, increase of their investment attraction. The center for creation of an IRC in the Volga Federal District is its administrative capital, Nizhniy Novgorod. However, not only this circumstance determined the choice of place for headquarters. The city could be named the leader of the Volga Region in development of telecommunications infrastructure with full right. Its operating telephone network exceeds 460 thousand lines (it is the third parameter across Russia – after Moscow and Saint Petersburg).

◦ **In autumn 2001**, in 11 regional telecommunication companies of Regions and Republics of the Volga region extraordinary meetings of stockholders were held where decisions on association and creation of an inter-regional telecommunication company of the Volga Federal District on the basis of OJSC «Nizhegorodsvyazinform» have been approved.

◦ **By the end of 2002**, the process of association has been completed. The structure of OJSC «VolgaTelecom» included branches in the Kirov, Nizhniy Novgorod, Orenburg, Penza, Samara, Saratov, Ulyanovsk Regions and in the Republics of Mariy El, Mordovia, Udmurtiya and Chuvashiya.

Полное фирменное наименование:
Открытое акционерное общество «ВолгаТелеком»

Юридический адрес:
603000, Нижний Новгород, пл. М. Горького, Дом связи

Аудитор общества (по российским и международным стандартам):
Закрытое акционерное общество «Эрнст энд Янг Внешаудит»
Лицензия на осуществление аудиторской деятельности, в том числе общего и банковского аудита, а также аудита страховых организаций, фондов и бирж, № Е003246, утверждена приказом Минфина РФ от 17 января 2003 года № 9, выдана сроком на пять лет.
Местонахождение: Россия, Москва, 105062, Подсосенский пер., 20/12, стр. 1-1А

Реестродержатель общества:
Закрытое акционерное общество «Регистратор – Связь»
Лицензия № 10-000-1-00258 от 1 октября 2002 года без ограничения срока действия, выдана ФКЦБ РФ.
Почтовый адрес:
107078, Москва, ул. Каланчёвская, 15 «а», а/я 45.
Телефон/факс: (095) 933-42-21.
Адрес электронной почты: regsw@asvt.ru

Общество осуществляет свою деятельность на основании лицензий Министерства связи РФ, предоставляющих право оказания услуг электросвязи на территории Приволжского федерального округа.

ОАО «ВолгаТелеком» – один из крупнейших операторов связи России – обладает лицензиями и оказывает населению и организациям все виды традиционной электросвязи:
- Местная и внутризоновая телефонная связь
- Междугородная и международная телефонная связь
- Телеграфная связь и телематические службы
- Телевидение и радиовещание

Компания активно развивает новые высокодоходные виды связи:
- Передача данных, Интернет
- Аренда цифровых каналов
- ISDN (видеотелефония, видеоконференцсвязь)
- Телефон Плюс (дополнительные виды обслуживания)
- Голосовая почта
- IP-телефония
- Пейджинговая связь
- Мобильная связь

The long title:
Open joint-stock company «VolgaTelecom»

Legal address:
603000, Nizhniy Novgorod, M. Gorky sq., Post House

Auditors of the Society (according to Russian and international standards):
Closed joint-stock company «Ernest and Young Vneshaudit»
The license for realization of auditor activity, including the general and bank audit, and also audit of the insurance organizations, funds and stock exchanges, № E003246, is authorized by the order of the Ministry of Finance of the Russian Federation from January 17, 2003 № 9, given for the period of five years.
Location: Russia, Moscow, 105062, Podsosensky per., 20/12, suite 1-1A

Registry holder of the Society:
Closed joint-stock company «Registrator – Svyaz»
The license № 10-000-1-00258 of October 1, 2002.
without restriction of validity, is given by the Federal Commission on Securities of the Russian Federation;
Mail address:
107078, Moscow, Kalanchyovskaya street, 15 «a», p.o.b. 45.
Phone/fax: (095) 933-42-21.
E-mail address: regsw@asvt.ru

The society carries out its activity on the basis of licenses of the Ministry of Communications of the Russian Federations which give it the right to provide telecommunication services on the territory of the Volga Federal District.

OJSC «VolgaTelecom» is one of the largest telecommunication operators of Russia possesses licenses and renders all kinds of traditional telecommunication services to the population and the organizations:
- Local telecommunication and intrazonal telecommunication
- Inter-city and international telecommunication
- Cable telecommunication and telematic services
- TV and broadcasting

And also actively develops new highly remunerative kinds of telecommunication services:
- Data transfer, the Internet
- Rent of digital channels
- ISDN (videotelephony, video conferencing)
- Phone Plus (additional kinds of service), voice mail
- IP-telephony
- Paging
- Mobile telecommunication

Управление Обществом

Собрание акционеров – высший орган управления

Совет директоров

28 июня 2002 года годовым общим собранием акционеров избран Совет директоров в составе 9 человек.

Management of the Society

The Meeting of stockholders is the supreme body of management

The Board of directors

On June 28, 2002, the annual general meeting of stockholders elected the Board of directors which consists of 9 persons.



Председатель – Осипчук Антон Игоревич –
I заместитель генерального директора ОАО «Связьинвест»
Chairman – Osipchuk Anton Igorevich –
I deputy general director of OJSC «Svyazinvest»



Заместитель председателя – Люлин Владимир Федорович –
генеральный директор ОАО «ВолгаТелеком»
Vice-Chairman – Lyulin Vladimir Fedorovich –
general director of OJSC «VolgaTelecom»



Бахаев Михаил Анатольевич –
заместитель генерального директора – директор Нижегородской городской телефонной сети ОАО «ВолгаТелеком»
Bakhayev Mikhail Anatolievich –
deputy general director – director of Nizhniy Novgorod city telephone network of OJSC «VolgaTelecom»



Волков Владимир Николаевич –
заместитель генерального директора – директор Дзержинского межрайонного узла электросвязи ОАО «ВолгаТелеком»
Volkov Vladimir Nikolayevich –
deputy general director – director of Dzerzhinsk Inter-District Telecom Center of OJSC «VolgaTelecom»



Григорьева Алла Борисовна –
заместитель директора – начальник отдела представителей Департамента корпоративного управления ОАО «Связьинвест»
Grigorieva Alla Borisovna –
deputy director – chief of department of representatives of department of corporate management of OJSC «Svyazinvest»



Григорьева Любовь Ивановна –
заместитель генерального директора ОАО «ВолгаТелеком»
Grigorieva Lyubov Ivanovna –
deputy general director of OJSC «VolgaTelecom»



Дегтярев Вадим Сергеевич –
управляющий фондом Инвестиционная компания «Брансвик Капитал Менеджмент»
Degtiarev Vadim Sergeyevich –
manager of foundation of Investment company «Brunswick Capital Management»



Лопатин Александр Владимирович –
заместитель генерального директора ОАО «Связьинвест»
Lopatin Aleksandr Vladimirovich –
deputy general director of OJSC «Svyazinvest»



Заболотный Игорь Викторович –
исполнительный директор – директор Департамента маркетинга и организации продаж услуг ОАО «Связьинвест»
Zabolotny Igor Viktorovich –
executive director – director of department of marketing and services sales management of OJSC «Svyazinvest»

В СВЯЗИ С ЗАВЕРШЕНИЕМ РЕОРГАНИЗАЦИИ 26 МАРТА 2003 ГОДА РЕШЕНИЕМ СОВМЕСТНОГО ВНЕОЧЕРЕДНОГО ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ ОАО «ВОЛГАТЕЛЕКОМ» СОВЕТ ДИРЕКТОРОВ ПЕРЕИЗБРАН В СЛЕДУЮЩЕМ СОСТАВЕ:

Председатель –
Юрченко Евгений Валерьевич –
заместитель генерального директора ОАО «Связьинвест»
Заместитель председателя –
Люлин Владимир Федорович –
генеральный директор ОАО «ВолгаТелеком»

Члены Совета директоров:
Бобин Максим Викторович –
начальник юридического отдела Московского представительства компании «NCH Advisors, Inc.»
Григорьева Алла Борисовна –
заместитель директора – начальник отдела представителей Департамента корпоративного управления ОАО «Связьинвест»
Дудченко Владимир Владимирович –
глава аналитического отдела Московского представительства компании «NCH Advisors, Inc.»
Забузова Елена Викторовна –
заместитель директора – начальник отдела Департамента экономической и тарифной политики ОАО «Связьинвест»
Козин Владимир Владимирович –
директор Департамента прямых инвестиций и собственности ОАО «Связьинвест»
Ромский Георгий Алексеевич –
заместитель генерального директора ОАО «Связьинвест»
Савченко Виктор Дмитриевич –
директор Департамента правового обеспечения ОАО «Связьинвест»
Федоров Олег Романович –
заместитель исполнительного директора Ассоциации по защите прав инвесторов
Черногородский Сергей Валерьевич –
директор Департамента ценных бумаг и акционерного капитала ОАО «Связьинвест»

IN CONNECTION WITH THE END OF REORGANIZATION ON MARCH 26, 2003, BY THE DECISION OF THE JOINT EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS OF OJSC «VOLGATELECOM», THE BOARD OF DIRECTORS WAS RE-ELECTED AS FOLLOWS:

Chairman –
Yurchenko Evgeniy Valerievich –
deputy general director of OJSC «Svyazinvest»
Vice-Chairman –
Lyulin Vladimir Fedorovich –
general director of OJSC «VolgaTelecom»

Members of the Board of Directors:
Bobin Maxim Viktorovich –
chief of legal department of the Moscow representative office of the company «NCH Advisors, Inc.»
Grigorieva Alla Borisovna –
deputy director – chief of department of representatives of department of corporate management of OJSC «Svyazinvest»
Dudchenko Vladimir Vladimirovich –
head of analytical department of the Moscow representative office of the company «NCH Advisors, Inc.»
Zabuzova Elena Viktorovna –
deputy director – chief of a section of department of economic and tariff policy of OJSC «Svyazinvest»
Kozin Vladimir Vladimirovich –
director of department of direct investment and property of OJSC «Svyazinvest»
Romsky Georgiy Alekseyevich –
deputy general director of OJSC «Svyazinvest»
Savchenko Victor Dmitrievich –
director of department of legal issues of OJSC «Svyazinvest»
Fedorov Oleg Romanovich –
deputy executive director of Association of protection of the rights of investors.
Chernogorodsky Sergey Valerievich –
director of department of securities and stockholders' equity of OJSC «Svyazinvest»

Правление – коллективный исполнительный орган

The Management Board is a collective executive agency

Состав Правления ОАО «ВолгаТелеком», который действовал по апрель 2003 года:

Management Board of OJSC «VolgaTelecom» which operated till April, 2003:



Председатель – Люлин Владимир Федорович – генеральный директор ОАО «ВолгаТелеком»
Chairman – Lyulin Vladimir Fedorovich – general director of OJSC «VolgaTelecom»



Заместитель председателя – Аракчеев Александр Васильевич – заместитель генерального директора ОАО «ВолгаТелеком»
Vice-Chairman – Arakcheyev Aleksandr Vasiljevich – deputy general director of OJSC «VolgaTelecom»



Высторон Василий Петрович – заместитель генерального директора ОАО «ВолгаТелеком»
Vystorop Vasily Petrovich – deputy general director of OJSC «VolgaTelecom»



Григорьева Любовь Ивановна – заместитель генерального директора ОАО «ВолгаТелеком»
Grigorieva Lyubov Ivanovna – deputy general director of OJSC «VolgaTelecom»



Дьяконов Михаил Васильевич – заместитель генерального директора ОАО «ВолгаТелеком»
Dyakonov Mikhail Vasilievich – deputy general director of OJSC «VolgaTelecom»



Елисеева Валентина Ивановна – начальник отдела экономической политики – заместитель директора Департамента экономической политики ОАО «ВолгаТелеком»
Yeliseyeva Valentina Ivanovna – chief of department of economic policy – deputy director of department of economic policy of OJSC «VolgaTelecom»



Киреева Анастасия Максимовна – главный бухгалтер ОАО «ВолгаТелеком», с 15 декабря 2002 года – начальник отдела договоров ОАО «ВолгаТелеком»
Kireyeva Anastasia Maksimovna – chief of department of contracts of OJSC «VolgaTelecom»



Лебедев Александр Иванович – заместитель генерального директора – директор Кстовского межрайонного узла электросвязи ОАО «ВолгаТелеком»
Lebedev Aleksandr Ivanovich – deputy general director – director of the Kstov interdistrict telecommunication center of OJSC «VolgaTelecom»



Осипова Людмила Петровна – заместитель начальника юридического отдела ОАО «ВолгаТелеком»
Osipova Lyudmila Petrovna – chief legal adviser of OJSC «VolgaTelecom»



Толстоногов Николай Иванович – заместитель генерального директора – директор Нижегородской междугородной телефонной станции ОАО «ВолгаТелеком»
Tolstonogov Nikolay Ivanovich – deputy general director – director of the Nizhniy Novgorod inter-city telephone exchange of OJSC «VolgaTelecom»



Абашин Владимир Александрович – заместитель генерального директора – директор Арзамасского межрайонного узла электросвязи ОАО «ВолгаТелеком»
Abashin Vladimir Aleksandrovich – deputy general director – director of the Arzamas interdistrict telecommunication center of OJSC «VolgaTelecom»



Куранов Михаил Андреевич – заместитель генерального директора – директор Городецкого межрайонного узла электросвязи ОАО «ВолгаТелеком»
Kuranov Michael Andreevich – deputy general director – director of the Gorodets interdistrict telecommunication center of OJSC «VolgaTelecom»



Тимарев Валерий Николаевич – заместитель генерального директора – директор Уренского межрайонного узла электросвязи ОАО «ВолгаТелеком»
Timarev Valery Nikolaevich – deputy general director – director of the Uren interdistrict telecommunication center of OJSC «VolgaTelecom»

10 апреля 2003 года Советом директоров ОАО «ВолгаТелеком» образовано Правление Общества в следующем составе:

Председатель –
Люлин Владимир Федорович –
генеральный директор ОАО «ВолгаТелеком»
Заместитель председателя –
Аракчеев Александр Васильевич –
I заместитель генерального директора ОАО «ВолгаТелеком»

Члены Правления:
Сипатова Таисия Михайловна –
I заместитель генерального директора ОАО «ВолгаТелеком»
Григорьева Любовь Ивановна –
заместитель генерального директора ОАО «ВолгаТелеком»
Выстороп Василий Петрович –
заместитель генерального директора ОАО «ВолгаТелеком»
Дьяконов Михаил Васильевич –
заместитель генерального директора ОАО «ВолгаТелеком»
Скляров Иван Петрович –
заместитель генерального директора ОАО «ВолгаТелеком»
Евдокимов Олег Львович –
заместитель генерального директора ОАО «ВолгаТелеком»
Поповский Валерий Петрович –
заместитель генерального директора – директор Кировского филиала
Кириллов Александр Иванович –
заместитель генерального директора – директор филиала в Республике Марий Эл
Шубин Иван Иванович –
заместитель генерального директора – директор филиала в Республике Мордовия
Зиновьев Александр Николаевич –
заместитель генерального директора – директор Оренбургского филиала
Назаров Виктор Маркович –
заместитель генерального директора – директор Пензенского филиала
Елкин Сергей Леонидович –
заместитель генерального директора – директор Самарского филиала
Корольков Олег Анимпадистович –
заместитель генерального директора – директор Саратовского филиала
Карюканов Анатолий Сергеевич –
заместитель генерального директора – директор Ульяновского филиала
Фомичев Сергей Миронович –
заместитель генерального директора – директор филиала в Удмуртской Республике
Зарайский Виктор Яковлевич –
заместитель генерального директора – директор филиала в Чувашской Республике
Щукина Эльвира Константиновна –
директор юридического департамента ОАО «ВолгаТелеком»
Попков Николай Иванович –
главный бухгалтер ОАО «ВолгаТелеком»
Кормилицына Людмила Алексеевна –
заместитель директора департамента электросвязи ОАО «Связьинвест»

On April 10, 2003, the Management board of the Society was formed by the Board of directors of OJSC «VolgaTelecom» as follows:

Chairman –
Lyulin Vladimir Fedorovich –
general director of OJSC «VolgaTelecom»
Vice-Chairman –
Arakcheyev Alexander Vasilievich –
I deputy general director OJSC «VolgaTelecom»

Members of the Board:
Sipatova Taisia Mikhailovna –
I deputy general director of OJSC «VolgaTelecom»
Grigorieva Lybov Ivanovna –
deputy general director of OJSC «VolgaTelecom»
Vystorop Vasiliy Petrovich –
deputy general director of OJSC «VolgaTelecom»
Dyakonov Mikhail Vasilievich –
deputy general director of OJSC «VolgaTelecom»
Sklyarov Ivan Petrovich –
deputy general director of OJSC «VolgaTelecom»
Yevdokimov Oleg Lvovich –
deputy general director of OJSC «VolgaTelecom»
Popovsky Valery Petrovich –
deputy general director – director of the Kirov branch
Kirillov Alexander Ivanovich –
deputy general director – director of branch in the Republic of Mariy El
Shubin Ivan Ivanovich –
deputy general director – director of branch in Republic of Mordovia
Zinoviev Alexander Nikolayevich –
deputy general director – director of the Orenburg branch
Nazarov Victor Markovich –
deputy general director – director of the Penza branch
Yolkin Sergey Leonidovich –
deputy general director – director of the Samara branch
Korolkov Oleg Animpodistovich –
deputy general director – director of the Saratov branch
Karyukanov Anatoly Sergeyevich –
deputy general director – director of the Ulyanovsk branch
Fomitchov Sergey Mironovich –
deputy general director – director of branch in the Udmurt Republic
Zaraysky Victor Yakovlevich –
deputy general director – director of branch in the Chuvash Republic
Shchukina Elvira Konstantinovna –
director of legal department of OJSC «VolgaTelecom»
Popkov Nikolay Ivanovich –
chief accountant of OJSC «VolgaTelecom»
Kormilitsyna Lyudmila Alekseyevna –
deputy director of department of telecommunication of OJSC «Svyazinvest»

Ревизионная комиссия – орган внутреннего контроля

28 июня 2002 года годовым общим собранием акционеров избрана ревизионная комиссия в составе 5 человек:

Председатель –
Прокофьева Ирина Викторовна –
заместитель директора Департамента – начальник отдела Департамента внутреннего аудита и экономического анализа ОАО «Связьинвест»

Члены ревизионной комиссии:
Алехин Сергей Иманович –
главный специалист Отдела внутреннего аудита и экономического анализа ОАО «Связьинвест»
Дегтярева Елена Петровна –
ведущий специалист Департамента электрической связи ОАО «Связьинвест»
Феклин Александр Васильевич –
начальник КРО ОАО «ВолгаТелеком»
Фролов Кирилл Викторович –
главный специалист Отдела внутреннего аудита и экономического анализа ОАО «Связьинвест»

Revision committee – internal control body

On June 28, 2002, the annual general meeting of stockholders elected the Revision committee which consists of 5 persons:

Chairman –
Prokofieva Irina Viktorovna –
deputy director of department – chief of the division of department of internal audit and the economic analysis of OJSC «Svyazinvest»

Members of the Revision committee:
Alekhin Sergey Imanovich –
main specialist of department of internal audit and economic analysis of OJSC «Svyazinvest»
Degtyaryova Elena Petrovna –
leading expert of department of telecommunication of OJSC «Svyazinvest»
Feklin Alexander Vasilievich –
chief of department of control and audit of OJSC «VolgaTelecom»
Frolov Cyril Viktorovich –
main specialist of department of internal audit and economic analysis of OJSC «Svyazinvest»


ВолгаТелеком
ДОМ
СВЯЗИ
ТЕЛЕФОН
ИНТЕРНЕТ

В СВЯЗИ С ЗАВЕРШЕНИЕМ РЕОРГАНИЗАЦИИ 26 МАРТА 2003 ГОДА РЕШЕНИЕМ СОВМЕСТНОГО ВНЕОЧЕРЕДНОГО ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ ОАО «ВОЛГАТЕЛЕКОМ» РЕВИЗИОННАЯ КОМИССИЯ ПЕРЕИЗБРАНА В СЛЕДУЮЩЕМ СОСТАВЕ:

Председатель –
Беляев Константин Владимирович –
главный бухгалтер ОАО «Связьинвест»

Члены ревизионной комиссии:
Алехин Сергей Иманович –
главный специалист Департамента внутреннего аудита и экономического анализа ОАО «Связьинвест»
Карелина Лилия Алексеевна –
главный специалист Департамента электрической связи ОАО «Связьинвест»
Кукуджанова Елена Николаевна –
главный специалист Департамента внутреннего аудита и экономического анализа ОАО «Связьинвест»
Тареева Лариса Валерьевна –
ведущий специалист Департамента корпоративного финансирования и прямых инвестиций ОАО «Связьинвест»

IN CONNECTION WITH THE END OF REORGANIZATION ON MARCH 26, 2003, BY DECISION OF THE JOINT EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS OF OJSC «VOLGATELECOM» THE REVISION COMMITTEE WAS RE-ELECTED AS FOLLOWS:

Chairman –
Belyayev Konstantin Vladimirovich –
chief accountant of OJSC «Svyazinvest»

Members of the Revision committee:
Alyokhin Sergey Imanovich –
main specialist of department of internal audit and economic analysis of OJSC «Svyazinvest»
Karelina Lilia Alekseyevna –
main specialist of department of telecommunication *of OJSC «Svyazinvest»*
Kukudzhanova Elena Nikolayevna –
main specialist of department of internal audit and economic analysis of OJSC «Svyazinvest»
Tareyeva Larissa Valerievna –
leading expert of department of corporate financing and direct investment of OJSC «Svyazinvest»

Основные корпоративные события

Январь
28 января 2002 года на Совете директоров утвержден бизнес-план Общества на 2002 год.

Февраль
В рамках визита в Нью-Йорк В. Ф. Люлин провел ряд встреч и переговоров с представителями инвестиционного сообщества и акционерами предприятия, которые проявили заинтересованность в деятельности компании.

Март
Получено согласие Министерства по антимонопольной политике Российской Федерации на присоединение компаний электросвязи Приволжского региона.

Май
В Нижнем Новгороде завершился третий этап подключения школ города к интернету в рамках программы «Интернет в школы, больницы, музеи».

Июнь
Проведение годового общего собрания акционеров.

Июль
Советом директоров принято решение об увеличении уставного капитала путем выпуска дополнительных обыкновенных и привилегированных акций. Форма оплаты дополнительно выпущенных акций – конвертация акций присоединенных компаний связи Поволжского региона.

Октябрь
Регистрация в ФКЦБ РФ проспекта эмиссии ценных бумаг.

Ноябрь
6 ноября 2002 года генеральный директор ОАО «ВолгаТелеком» Владимир Люлин и руководители трех крупных нижегородских предприятий подписали договоры о долгосрочном сотрудничестве, фиксирующие условия их гарантированного телекоммуникационного обслуживания.
22 ноября 2002 года ОАО «ВолгаТелеком» и Волго-Вятский банк Сбербанка России подписали соглашение о долгосрочном взаимовыгодном сотрудничестве в целях повышения эффективности хозяйственной деятельности сторон. Договор подписан в рамках действующего генерального соглашения между Сбербанком России и телекоммуникационным холдингом «Связьинвест», в состав которого входит ОАО «ВолгаТелеком».
30 ноября – конвертация акций компаний связи Поволжского региона в акции ОАО «ВолгаТелеком».

Декабрь
15 декабря мэр Нижнего Новгорода Вадим Булавинов и генеральный директор ОАО «ВолгаТелеком» Владимир Люлин подписали Соглашение о двустороннем сотрудничестве.

В течение всего 2002 года руководство компании регулярно проводило встречи с представителями инвестиционного сообщества.

The basic corporate events

January
On January 28, 2002 – the Board of directors authorized the business-plan of the Society for 2002.

February
Within the framework of the visit to New York, V. F. Lyulin held a number of meetings and negotiations with representatives of investment community and stockholders of the enterprise who were interested in the activities of the Company.

March
Consent of the Ministry of antimonopoly policy of the Russian Federation for affiliation of telecommunication companies of the Volga region;

May
The third stage of connection of schools of the city to the Internet within the framework of the program «Internet in schools, hospitals, museums» is completed in Nizhniy Novgorod.

June
The annual general meeting of stockholders.

July
Adoption of the decision on increase of the charter capital by issue of additional ordinary and preferred shares by the Board of directors. The form of payment of additionally issued shares is converting shares of affiliated telecommunication companies of the Volga Region.

October
Registration of the prospectus of issue of securities in the Federal Commission on Securities of the Russian Federation.

November
On November 6, 2002 the general director of OJSC «VolgaTelecom» Vladimir Lyulin and heads of three large Nizhniy Novgorod enterprises signed contracts of long-term mutually advantageous cooperation which fixed the conditions of guaranteed telecom services.
On November 22, 2002, OJSC «VolgaTelecom» and the Volga-Vyatka bank of the Savings Bank of Russia signed the agreement on long-term mutually advantageous cooperation with a view of increase of efficiency of economic activities of the parties. The contract is signed within the framework of the working general agreement between the Savings Bank of Russia and Telecommunication Holding «Svyazinvest» which includes OJSC «VolgaTelecom».
On November 30, 2002 converting shares of telecommunication companies of the Volga Region into shares of OJSC «VolgaTelecom».

December
On December 15, the mayor of Nizhniy Novgorod Vadim Bulavinov and the general director of OJSC «VolgaTelecom» Vladimir Lyulin signed the Agreement on bilateral cooperation.

During the whole year of 2002, the management of the company held meetings with representatives of investment community on a regular basis.

Основными условиями эффективной финансово-хозяйственной деятельности ОАО «ВолгаТелеком» являются сбалансированная тарифная политика, оптимизация расходов и денежных средств.

The well-balanced tariff policy and expense optimization is one of the most important conditions of an efficient financial and economic activity of OJSC «VolgaTelecom».

Финансово-хозяйственная деятельность

По результатам финансово-экономической деятельности за 2002 год предприятие имеет стабильный рост валового дохода, балансовой прибыли и рентабельности от продаж, снижение удельного веса эксплуатационных расходов в валовом доходе.

Общий объем выручки за 2002 год составил 10 968 млн. рублей с темпом роста к соответствующему периоду прошлого года 30,4%.

В 2002 году от предоставленных услуг электросвязи получено доходов на сумму 10 587 млн. рублей (с темпом роста 131,7%), из них 5 707 млн. рублей или 53,9% от услуг связи, оказанных населению.

Financial and Economic Activity

As a result of financial and economic activity in 2002, the Company has stable increase in the gross income, balance profit, and profitability from sales as well as decrease in the specific weight of operational costs in the gross income.

Total returns in 2002 amounted to 10 968 million Rubles with a 30.4% increase rate compared with that in the corresponding period in the previous year.

In 2002, the electric communication services rendered gave 10 587 rouble income (with a 131.7% increase rate) out of which 5707 million Rubles or 53.9% were from communication services rendered to people.

Структура доходов от основной деятельности
Structure of operation income


2,5%
7,8 0%
43,6%
46,1%
Местная связь
Local communication
Междугородная связь
Intercity communication
Новые услуги
New communication services
Другие доходы
Others

Сумма эксплуатационных расходов в 2002 году составила 7797 млн. рублей. Общий темп роста – 118,7%, что ниже показателя предыдущего года на 7,6%. В 2002 году темп роста доходов значительно превысил темп роста расходов. Доля расходов в выручке за 2002 год снизилась на 7% и составила 71,1%.

The amount of operational costs in 2002 was 7797 million Rubles. The total increase rate is 118.7%, which is smaller by 7.6% than that in the previous year. In 2002, the growth rate of income was significantly higher than that of expenses. The expenditure share in 2002 returns was decreased by 7% and amounted to 71.1%.

Структура эксплуатационных расходов
Structure of operation expenses


19,3%
32,3%
12,4%
11,8%
13,0%
11,2%
Заработная плата
Wage costs
Начисления на оплату труда
Charges on labor remuneration
Амортизация
Amortisation
Материальные затраты
Material costs
Расходы по ОАО «Ростелеком»
Expenses on OJSC «Rostelecom»
Прочие затраты
Others

Прибыль от основной деятельности возросла в 2002 году на 72% и составила 3 171 млн. рублей. Балансовая прибыль достигла 1 990 млн. руб. с темпом роста к соответствующему периоду 58%. Чистая прибыль ОАО «ВолгаТелеком» в 2002 году составила 1 472 млн. рублей. Темп роста чистой прибыли к 2001 году составил 222,3%.

Рентабельность по прибыли от основной деятельности составила 40,7% (в 2001 году – 28,1%).

Рентабельность по прибыли до налогообложения – 25,5% (в 2001 году – 19,2%).

Рентабельность по чистой прибыли – 18,9% (в 2001 году – 10,1%).

Operating income in 2002 was increased by 72% and amounted to 3171 million Rubles. The balance profit reached 1990 with an increase rate of 58% compared with that in the corresponding period. The net profit of OJSC «VolgaTelecom» in 2002 was 1472 million Rubles. The net profit increase rate was 222.3% compared with that in 2001.

Profitability for the operating income is 40.7% (28.1% in 2001).

Profitability for the profit before tax is 25.5% (19.2% in 2001).

Profitability for the net profit is 18.9% (10.1% in 2001).

Распределение чистой прибыли
Distribution of the net profit


0,6%
21,8%
77,6%
Выплата дивидендов
Payment of dividends
Производственное развитие
Technical development
Формирование резервного фонда
Formation of reserve capital

Показатели эффективности деятельности
Activity efficiency indicators

	2001	2002	Темп роста к 2001 году, % *Increase rate vs. 2001*
Расходы на линию, руб. ***Expenses per line, Rub.***	1 838,0	2 066,0	112,4
Расходы на списочного работника, тыс. руб. ***Expenses per an employee on the list, thousand Rub.***	120,7	152,4	126,3
Выручка на линию, руб. ***Returns per line, Rub.***	2 354,0	2 906,0	123,5
Выручка на списочного работника, тыс. руб. ***Returns per an employee on the list, thousand Rub.***	154,6	214,4	138,7
Прибыль от основной деятельности на линию, руб. ***Operating income per line, Rub.***	516,0	840,0	162,9
Прибыль от основной деятельности на одного списочного работника, тыс. руб. ***Operating income per an employee on the list, thousand Rub.***	33,9	62,0	183,0
Количество линий на списочного работника, лин. ***Number of lines per an employee on the list, lines***	65,7	73,8	112,3

Доходы от новых услуг связи за 2002 год в целом по ОАО «ВолгаТелеком» составили 267 млн. руб. Наибольший доход дают услуги сети передачи данных и доступа к сети Интернет (85%) – 226,4 млн. руб.

Total returns in OJSC «VolgaTelecom» from new communication services in 2002 were 267 million Rubles. Maximum income is from the data transmission network services and Internet access (85%) and amounts to 226.4 million Rubles.

Структура доходов от новых услуг
Structure of the new communication services income



9,3%
1,4%
4,3%
85,0%
Сеть передачи данных и Интернет
Internet and data-transmission
ISDN
ISDN
Интеллектуальная сеть связи
Intellectual communication network
IP, ДВО и прочие
IP-telephony, addition services and others

ТАРИФНАЯ ПОЛИТИКА

Основные принципы тарифной политики Общества в 2002 году были определены Постановлением Правительства РФ от 11 октября 2001 года № 715 и направлены на:

- сокращение перекрестного субсидирования по потребителям и отраслям связи, обеспечение в краткосрочной перспективе безубыточного функционирования подотраслей и отдельных услуг электросвязи;
- внедрение и апробацию методики раздельного учета затрат по услугам связи;
- постепенный переход к регулированию тарифов на основные услуги по методу предельного ценообразования.

В этих целях в течение 2002 года были изменены тарифы на регулируемые услуги:

- местной связи – в январе и сентябре прошлого года;
- телеграфной связи – в январе и июле 2002 года;
- междугородной связи – в июле 2002 года.

В условиях работы объединенной компании одной из приоритетных становится задача выравнивания тарифов и унификации прейскурантного хозяйства по филиалам Общества.

BILLING POLICY

The basic charging principles of the Company in 2002 were described in the RF Government Order No. 715 dated Oct 11, 2001 and are aimed at:

- reduction of cross-subsidizing customers and communication branches and providing breakeven functioning of sub-branches and individual electric-communication services in the near-term outlook;
- implementation and testing of the method of separate account of expenses with respect to communication services;
- gradual transition to charging control for the basic services based on the method of limit price formation.

To this end, in 2002 tariffs for regulated services were changed:

- local communication: previous January and September;
- telegraph communication: January and July 2002;
- trunk communication: July 2002.

Under the conditions of a united company, tariff balancing and price unification in the Company branches are among the primary tasks.

В УСЛОВИЯХ ОБЪЕДИНЕНИЯ КОМПАНИИ ПЕРВОСТЕПЕННЫМ СТАНОВИТСЯ ВОПРОС ВЫРАБОТКИ ЕДИНОЙ ТЕХНИЧЕСКОЙ ПОЛИТИКИ, ЧТО ПОСЛУЖИТ РЕШЕНИЮ ОСНОВНОЙ ЗАДАЧИ КОМПАНИИ – МОДЕРНИЗАЦИИ СЕТИ И УДОВЛЕТВОРЕНИЯ СПРОСА НА УСЛУГИ ОАО «ВОЛГАТЕЛЕКОМ».

IN CONDITIONS OF CONSOLIDATION OF THE COMPANY THE PARAMOUNT QUESTION IS DEVELOPMENT OF UNIFORM TECHNICAL POLICY, THAT, CERTAINLY, SERVES TO SOLUTION OF THE PRIMARY GOAL OF THE COMPANY – TO UPGRADE THE NETWORK AND TO SATISFY DEMAND FOR SERVICES OF OJSC «VOLGATELECOM».

ТЕХНИЧЕСКАЯ ПОЛИТИКА

МЕЖДУНАРОДНАЯ И МЕЖДУГОРОДНАЯ ТЕЛЕФОННАЯ СВЯЗЬ

Исходящий платный обмен ОАО «ВолгаТелеком» составил 1 640 278 тыс. минут, в том числе междугородный 1 572 699 тыс. минут и международный 67 579 тыс. минут. Темп роста исходящего платного обмена в 2002 году составил 121%.

TECHNICAL POLICY

INTERNATIONAL AND INTER-CITY TELECOMMUNICATION

The outgoing paid traffic of OJSC «VolgaTelecom» made 1 640 278 thousand minutes, including inter-city 1 572 699 thousand minutes, international 67 579 thousand minutes. The growth rate of the outgoing paid traffic in 2002 made 121%.

Исходящий междугородный и международный трафик
Outgoing intercity and international traffic



Тысяч минут
Thousand minutes
2 000 000
1 500 000
1 000 000
500 000
0
1 355 076
61 287
1 293 789
1 640 278
67 579
1 572 699
1 917 417
74 879
1 842 538
2001
2002
2003
Объем исходящего междугородного трафика
Outgoing intercity traffic volume
Объем исходящего международного трафика
Outgoing international traffic volume

МЕСТНАЯ ТЕЛЕФОННАЯ СВЯЗЬ

Политика в отношении традиционных услуг связи ориентирована на удержание позиций на рынке с одновременным увеличением степени удовлетворения платежеспособного спроса. Для этого компания продолжает интенсивную работу по развитию сети, совершенствованию средств связи и технологических процессов на основе современного оборудования, повышению качества и увеличению объемов предоставляемых услуг.

ГОРОДСКИЕ ТЕЛЕФОННЫЕ СЕТИ

На 1 января 2003 года число автоматических телефонных станций в городах и поселках городского типа составило 928 общей монтированной емкостью 3 532 619 номеров.

В 2002 году емкость ГТС увеличилась на 367 тысяч номеров. Доля цифровых АТС в общей емкости коммутационного оборудования на городских сетях за 2002 год увеличилась с 39,34% до 46,87%.

LOCAL TELECOMMUNICATION

The policy concerning traditional communication services is focused on keeping its positions in the market with simultaneous increase of satisfaction of solvent demand. For this purpose, the Company continues working hard on development of the network, perfection of communication facilities and technological processes on the basis of modern equipment, improvement of quality and increase of service range.

CITY TELEPHONE NETWORKS

On January 1, 2003, the number of automatic telephone exchanges in cities and settlements of city type made 928 from the total installed capacity of 3 532 619 AL.

In 2002, the CTN capacity increased by 367 000 AL. The share of digital automatic telephone exchanges in the total capacity of switching equipment in networks of the CTN in 2002 increased from 39.34% up to 46.87%.

Основные показатели развития телефонной сети
Basic parameters of telephone network development

	2001	2002
Монтированная емкость АТС, тыс. номеров *Installed capacity of automatic telephone exchange, thousand lines*	3998,6	4237,9
Прирост количества основных телефонных аппаратов, тыс. номеров *Gain of amount of the basic telephone sets, thousand lines*	166,5	200,3
Коэффициент использования монтированной номерной емкости АТС, % *Operating ratio of installed number capacity of automatic telephone exchange, %*	92,2	91,7
Процент емкости электронных станций от общей монтированной емкости АТС, % *Percentage of capacity of electronic stations from the total installed capacity of automatic telephone exchange, %*	33,8	40,8
Ввод емкости АТС, тыс. номеров *Commission of ATX capacity, thousand AL*	214,0	400,5
Плотность телефонов на 100 жителей, ед. *Penetration per 100 inhabitants, unit*	18,6	19,5
ГТС *CTN*	22,1	23,3
СТС *RTN*	10,1	10,5
Монтированная емкость АТС, оборудованная системой повременного учета стоимости, тыс. номеров *Installed capacity of ATX with function of time-based billing system, thousand lines*	2351,1	2718,9
Неудовлетворенные заявления на установку телефона, тыс. ед. *Unsatisfied applications for installation of phone sets, thousand*	913,8	764,7
Прирост протяженности междугородных телефонных каналов, тыс. кн-км *Gain of extent of inter-city telephone channels, thousand ch-km*	2064,4	2431,6
Прирост исходящих автоматических каналов АМТС, кан. *Gain of outgoing automatic channels AMTS, chan.*	804,0	1413,0

Номерная емкость
Network Capacity



Тысяч номеров
Thousand lines
%
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
100
90
80
70
60
50
40
30
20
10
0
92,2
91,7
92,1
3999
3688
4238
3884
4455
4104
33,8
40,8
46,2
2001
2002
2003
Монтированная емкость
Installed capacity
Задействованная емкость
Operating capacity
Коэффициент использования
Operation rate
Уровень цифровизации
Digitalization

К концу 2002 года система повременного учета стоимости разговоров действовала в Нижегородской, Оренбургской, Пензенской областях, Республике Мордовия. За отчетный период оборудование цифровых АТС с функцией системы повременного учета стоимости местных телефонных разговоров увеличилось на 353 127 номеров.

Сельские телефонные сети

На 1 января 2003 года на сетях СТС эксплуатируется 5003 телефонных станции общей монтированной емкостью 705 255 номеров. Коэффициент использования монтированной емкости – 86,1%.

Монтированная емкость цифровых АТС на сетях СТС составила к концу 2002 года 70 743 номера или 10,03% от общей монтированной емкости коммутационного оборудования.

В течение года введены АТС общей емкостью 33 856 номеров. С учетом проводимой модернизации оборудования, прирост монтированной емкости составил 19 529 номеров.

В 2002 году была продолжена работа по установке и задействованию оборудования АОН. Монтированная емкость сельских АТС, оборудованных аппаратурой АОН к концу 2002 года составила 643 103 номера или 91,3% от общей монтированной емкости.

Документальная связь

С развитием новых современных видов связи спрос на услуги телеграфной связи постепенно снижается. Так, в 2002 году общее количество исходящих телеграмм снизилось на 8,7% и составило 5 338 тысяч телеграмм, в том числе международных 132 тысячи, что ниже уровня 2001 года на 10,2%.

В 2002 году проводилась активная работа, направленная на повышение пропускной способности узлов доступа в Интернет.

Проводное вещание

В филиалах ОАО «ВолгаТелеком» на 1 января 2003 года действовало 1567 радиоузлов (в том числе в сельской местности 1276), из них 1046 узлов дистанционного управления. Количество радиоточек по итогам года составило 3 138 799, на селе 397 298. Общая протяженность воздушных линий – 20 тыс. км, линий РФ с совместной подвеской ЛЭП – 58 тыс. км, кабельных – 25,9 тыс.км.

Проводное вещание (ПВ) является убыточной подотраслью, поэтому ОАО «ВолгаТелеком» осуществляет мероприятия по переводу сельского ПВ на эфирное, что позволит сократить общие затраты ПВ и повысить рентабельность и качество работы городских радиоузлов. Для каждого филиала разработана программа перевода ПВ на эфирное.

Телевидение и эфирное радиовещание

Телевидение

В ряде филиалов ОАО «ВолгаТелеком» эксплуатируются телевизионные передатчики для приема и трансляции ТВ программ. В то же время компания активно развивает существующие сети кабельного телевидения (КТВ), ведет строительство новых систем КТВ.

Эфирное радиовещание

Сеть эфирного радиовещания ОАО «ВолгаТелеком» включает в себя 73 маломощных радиовещательных передатчика (мощностью менее 1 кВт) и 19 мощных передатчиков (от 1 кВт и выше).

By the end of 2002, the system of the time-based billing of calls operated in the Nizhniy Novgorod, Orenburg, Penza Regions, and in the Republic of Mordovia. In the accounting period, equipment of digital automatic telephone exchanges with function of the system of time-based billing of local telephone calls increased by 353 127 AL.

Rural telephone networks

By January 1, 2003, 5003 telephone exchanges with the total installed capacity of 705 255 AL are operating in networks of the RTN. Operating ratio of installed capacity is 86.1%.

The installed capacity of digital automatic telephone exchanges in networks of the RTN made by the end of 2002 70 743 AL or 10.03% of the total installed capacity of switching equipment.

Within one year time, there were commissioned automatic telephone exchanges with the total capacity of 33 856 AL. In view of equipment upgrade, the gain of installed capacity made 19 529 AL.

In 2002, the installation and operation of ANI equipment continued. The installed capacity of the rural automatic telephone exchanges equipped with ANI devices made 643 103 AL or 91.3% of the total installed capacity by the end of 2002.

Document communication

With development of new modern kinds of telecommunication, demand for services of cable telecommunication is gradually reduced. So, in 2002 the total amount of outgoinging telegrams decreased by 8.7% and made 5338 thousand telegrams, including 132 thousand international, that is 10.2% less than in 2001.

In 2002, an active work directed at increasing the traffic capacity of the Internet access centers was performed.

Wire broadcast

1567 broadcasting centers, (including 1276 in rural areas), whereof 1046 centers of remote control operated in branches of OJSC «VolgaTelecom» on 01.01.03. The amount of radio receiving stations according to results of the year made 3 138 799, 397 298 in rural areas. The total extent of air-lines – 20 thousand km, lines of the Russian Federation with joint suspension bracket of an electric line – 58 thousand km, cable lines – 25.9 thousand km.

The wire broadcast (WB) is a unprofitable subindustry, therefore OJSC «VolgaTelecom» carries out actions for transition of the rural WB to radio broadcasting which allows to reduce the total expenses of WB and to raise profitability and quality of work of the city broadcasting centers. The program of transition from WB to radio broadcast is developed for each branch.

TV and radio broadcasting

TV

In many of affiliated companies of OJSC «VolgaTelecom», TV transmitters are used for reception and translation of TV programs. At the same time, the Company is developing the existing TV cable networks and building new ones.

Radio broadcasting

The network of radio broadcasting of OJSC «VolgaTelecom» includes 73 low-power broadcasting transmitters (with capacity less than 1 kw) and 19 powerful transmitters (from 1 kw and higher).

При выборе той или иной технологии компания, прежде всего, руководствуется интересами клиентов. Поэтому создаваемая сегодня сеть является залогом того, что внедряемые услуги будут конкурентноспособны в долгосрочной перспективе.

Развитие новых услуг

Одной из основных задач является усиление позиций на рынке высокотехнологичных видов связи. Все филиалы ОАО «ВолгаТелеком» оказывают услуги доступа в Интернет как по технологии dial-up, так и по выделенным линиям.

Количество пользователей коммутируемым доступом в сеть Интернет на конец 2002 года в Поволжском регионе составило около 204 тысяч, 107 тысяч из них пользуется услугами ОАО «ВолгаТелеком». Таким образом, доля компании на рынке коммутируемого доступа в сеть Интернет составляет 52%.

Количество заказчиков услуги доступа по выделенной линии – около 1600, что составляет, по оценке ОАО «ВолгаТелеком», от 45 до 50%.

Активно внедряется услуга широкополосного цифрового доступа. Количество точек подключения по технологии xDSL в ОАО «ВолгаТелеком» на конец 2002 года составило 583, при этом 48% – в Нижегородском филиале.

Перспективной является услуга ISDN (Цифровая сеть с интеграцией услуг). Монтированная емкость ISDN в ОАО «ВолгаТелеком» на конец 2002 года составила 4604, задействованная – 1927 портов.

Choosing a specific technology, the Company pays the greatest attention to users' demand. This fact is a firm basis of competitiveness of the introduced new services for a long period of time.

Development of new services

One of the main tasks is the strengthening of its positions in the market of high-technology communication means. All branches of OJSC «VolgaTelecom» render the Internet access services using both the dial-up technology and dedicated lines.

The number of users of the dial-up access to the Internet was about 204 thousand at the end of 2002 in Povolzhskiy region with 107 thousand of the above amount using the services of OJSC «VolgaTelecom». Therefore, the company share in the market of dial-up access to the Internet is 52%.

The number of customers of dedicated-line access is over 1600, which is from 45 to 50% in accordance with the OJSC «VolgaTelecom» estimate.

The service of the broad-band digital access is actively introduced. The number of connection points in OJSC «VolgaTelecom» using the xDSL technology was 583 at the end of 2002 with 48% in Nizhniy Novgorod Branch.

The ISDN service is promising (digital network with integration of services). The installed capacity of the ISDN in OJSC «VolgaTelecom» was 4604 at the end of 2002, while the working capacity was 1927 ports.

Количество пользователей Интернет
Internet users



250 000
200 000
150 000
100 000
50 000
0
53 525
838
52 687
108 889
1589
107 300
210 000
3000
207 000
2001
2002
2003
(прогноз / *forecast*)
Количество пользователей выделенным доступом
Dial-up users
Количество пользователей коммутируемым доступом
Dedicated users

Активно развивается использование сетей с пакетной коммутацией для переноса голосового трафика – IP-телефонии.

В 2002 году начата реализация ряда крупномасштабных проектов, которые послужат созданию единого инфокоммуникационного пространства региона.

Во-первых, это проект по созданию межрегиональной мультисервисной сети передачи данных (СПД), которая объединит региональные сегменты СПД на основе технологии IP MPLS. Эта сеть станет основой для внедрения и распространения мультисервисных услуг связи в регионе и позволит, кроме уже известных всем услуг скоростного доступа в Интернет по технологии ADSL, поддерживать услуги, связанные с передачей данных, голоса, видео – это видеоконференции, дистанционное обучение, виртуальные справочные системы.

Также в 2002 году в Нижегородском филиале начата реализация проекта развития услуг интеллектуальной сети связи (ИСС) на базе единой платформы. Построение Интеллектуальной сети послужит развитию малого и среднего бизнеса, развитию информационных услуг и является начальным этапом пилотного проекта построения Федеральной ИСС, организуемого ОАО «Связьинвест» при поддержке Минсвязи. В дальнейшем запланировано построение ИСС в других филиалах ОАО «ВолгаТелеком».

Using networks with packet switching for the voice traffic transfer, IP telephony.

2002 saw the start of implementation of a number of large-scale projects, which will help create the unified information-and-communication regional space.

First, we speak of the project of creating the interregional multiservice data-transmission network, which will unite regional segments of the data-transmission network on the basis of the IP MPLS technology. This network will form the basis for implementing and distributing multiservice communication services in the region and allow us to support services related to the transmission of the data, voice, and video such as video conferences, remote training, and virtual reference systems in addition to the well-known high-speed access to the Internet using the ADSL technology.

Also in 2002, Nizhniy Novgorod branch started to implement the project of developing the intellectual communication network services on the unified platform basis. The development of the Intellectual network will help develop small and medium businesses and information services and is the initial step of the pilot project of creating the Federal intellectual communication network organized by OJSC «Svyazinvest» under the support of the Ministry of Communication. In the future, the intellectual communication network will be developed in other OJSC «VolgaTelecom» branches.

ОБЪЕДИНЕНИЕ КОМПАНИИ НЕ ТОЛЬКО СУЩЕСТВЕННО РАСШИРИЛО ИНВЕСТИЦИОННЫЕ ВОЗМОЖНОСТИ ОАО «ВОЛГАТЕЛЕКОМ», НО И ПОЗВОЛИЛО КОНЦЕНТРИРОВАТЬ СРЕДСТВА, НАПРАВЛЯЯ ИХ ТУДА, ГДЕ ОНИ МОГУТ ПРИНЕСТИ НАИБОЛЬШУЮ ОТДАЧУ.

THE CONSOLIDATION NOT ONLY BROADENED THE INVESTMENT CAPABILITIES OF THE COMPANY, IT ALLOWED ALSO TO FOCUS THE FUND ALLOCATION ON THE MOST PROFITABLE DIRECTIONS.

ИНВЕСТИЦИОННАЯ ДЕЯТЕЛЬН И КАПИТАЛЬНОЕ СТРОИТЕЛЬС

Компания реализует единую инвестиционную программу, основные принципы которой – четкое планирование и строгий контроль за использованием средств.

Основным направлением капитальных вложений в 2002 году оставалась местная телефонная связь. В то же время значительно возросли инвестиции в развитие новых высокодоходных услуг связи.

После объединения переговоры о закупках оборудования ведутся централизованно, что позволяет значительно (до 20%) снижать стоимость приобретаемого оборудования.

За 2002 год ОАО «ВолгаТелеком» освоено 3 468,8 млн. руб. капитальных вложений (темп роста 181%).

INVESTMENT ACTIVITY AND CAPITAL DEVELOPMENT

The Company implements the common investment program whose basic principles are clear-cut planning and strict monitoring of the fund usage.

The main capital investments in 2002 were to the local telephone network. At the same time there was a significant increase in investments to the development of new high-return communication services.

After the merger all the negotiations on equipment acquisition are centralized. It allows to lower significantly (by almost 20%) the cost of acquired equipment.

In 2002, OJSC «VolgaTelecom» realized 3468.8 million Rubles of capital investments (increase rate 181%).

Объем и источник финансирования инвестиций
Volume and sources of investment financing



Миллионов рублей
Million rubles
4000
3500
3000
2500
2000
1500
1000
500
0
1916,4
603,2
1313,2
3468,8
1907
1561,8
3803
1734
2069
2001
2002
2003
Собственные средства
Internal sources
Заемные средства
External sources

Структура капитальных вложений
Structure of the investment



4%
12%
17%
67%
Местная связь
Local communication
Междугородная и международная связь
Intercity and international communication
Новые услуги
New communication services
Прочие
Others

Темп роста ввода мощностей в 2002 году составил 187% – всего введено АТС емкостью 400,5 тысячи номеров, в том числе 366,6 тысячи по ГТС и 33,9 по СТС.

Построены и введены в эксплуатацию волоконно-оптические линии связи протяженностью 1885 км – это больше, чем за предыдущие 3 года (1740 км).

В 2002 году построены и введены гражданские производственные здания общим объемом 32 709 м³.

In 2002, the equipment introduction increase rate was 187%, and totally automatic telephone exchanges with a capacity of 400.5 thousand numbers were introduced including 366.6 thousand for local exchanges and 33.9 thousand for rural exchanges.

1885 km of fiber-optics communication lines were installed and commissioned, which exceeds the capacity for the previous three years (1740 km).

Civil production buildings with total space amounting to 32 709 m³ were constructed and commissioned.

Объекты связи, введенные ОАО «ВолгаТелеком» в 2002 году
Telecom objets commissioned by OJSC «VolgaTelecom» in 2002



ТЕЛЕФОН

Здание узла электросвязи в р. п. Большое Мурашкино Нижегородской области
Building of Telecommunication Center in Bolshoye Murashkino of Nizhniy Novgorod Region



Здание узла электросвязи в г. Павлово Нижегородской области
Building of Telecommunication Center in Pavlovo of Nizhniy Novgorod Region

Основная задача ОАО «ВолгаТелеком» – оправдать доверие акционеров. Путь к ее достижению лежит через повышение капитализации, доходов компании – именно на это направлены основные усилия в области корпоративной политики.

The primary goal of our Company is to justify the trust of our stockholders. And the way to achieve this goal is increasing capitalization, value of shares, income of the Company – all the efforts are directed towards it.

Корпоративная политика / Corporate policy

Уставный капитал Общества составляет 1 639 764 970 рублей.

The charter capital of the Society makes – 1 639 764 970 Rubles.

Структура Уставного капитала
Structure of the Charter capital

Категории (типы) акций *Categories (types) of shares*	Количество, шт. *Amount (shares)*
Размещенные акции / *Placed shares*	327 952 994
в том числе: / *including:*	
обыкновенные / *common*	245 969 590
привилегированные акции типа А / *type A preferred shares*	81 983 404
Объявленные акции / *Declared shares*	1 830 589
в том числе: / *including:*	
обыкновенные / *common*	1 299 093
привилегированные акции типа А / *type A preferred shares*	531 496

Номинальная стоимость каждой акции – 5 рублей.

Face value of each share: 5 Rubles.

Основные акционеры ОАО «ВолгаТелеком»
Major shareholders of OJSC «VolgaTelecom»



38,0%
14,8%
9,7%
4,5%
3,7%
2,2%
27,0%
ОАО «Связьинвест» PJSC «Svyazinvest»
ЗАО «ИНГ Банк (Евразия)» CJSC «ING Bank (Eurasia)»
ЗАО «ДКК» CJSC «DKK»
ЗАО «Брансвик ЮБС Варбург Номиниз» CJSC «Brunswick UBS Warburg Nominees»
ЗАО КБ «Дж. П. Морган Амро Банк Интернешнл» CJSC KB «J. P. Morgan Amro Bank International»
ЗАО «АБН Амро Банк А. О.» CJSC «ABN Amro Bank A. O.»
Прочие акционеры Other stockholders

Акции ОАО «ВолгаТелеком» включены в котировальные листы РТС (под тикером NNSI – обыкновенные акции и NNSIP – привилегированные) и ММВБ (под тикерами RU0009058234 – обыкновенные акции и RU 0009058242 – привилегированные).

Shares of OJSC «VolgaTelecom» are included in quote lists of RTS under tiker NNSI – common shares, and NNSIP – preferred shares and in quote lists of the Moscow Interbank Stock Exchange and under the following tickers: RU0009058234 – common shares and RU0009058242 – preferred shares.

Итоги торгов акциями ОАО «ВолгаТелеком» в РТС за 2002 год
Results of the tenders for shares of OJSC «VolgaTelecom» in RTS for 2002

	Обыкновенные акции *Common shares*	Привилегированные акции *Preferred shares*
Объем торгов, $ / *Volume of tenders, $*	3 195 365	510 806
Объем торгов, шт. / *Volume of tenders, shares*	2 626 823	694 300
Количество сделок / *Amount of transactions*	163	37

Анализ стоимости акций компании показывает, что уровень капитализации Общества за 2002 год возрос с $92,7 млн. в 2002 году до $131,6 млн. на начало 2003 года.

Стоимость обыкновенных акций компании выросла с $0,95 на 1 января 2002 года до $1,25 на 31 декабря 2002 года. Стоимость привилегированных акций компании выросла с $0,52 на 1 января 2002 года до $0,76 на 31 декабря 2002 года.

The analysis of price of shares of the Company shows, that the level of capitalization of the Society in 2002 increased from $92.7 million in 2002 up to $131.6 million by the beginning of 2003.

The price of common shares of the Company grew from $0.95 on 01.01.02 up to $1.25 on 31.12.02, the price of preferred shares of the Company grew from $0.52 on 01.01.02 up to $0.76 on 31.12.02.

Динамика котировок акций ОАО «ВолгаТелеком» за 2002 год (по данным РТС)
Price dynamics for OJSC «VolgaTelecom» shares in 2002 (according to RTS data)



Цена акции, $
Cost of shares, $
2,0
1,8
1,6
1,4
1,2
1,0
0,8
0,6
0,4
0,2
0
01.02
02.02
03.02
04.02
05.02
06.02
07.02
08.02
09.02
10.02
11.02
12.02
01.03
02.03
03.03
04.03
05.03
06.03
Обыкновенные акции
Common shares
Привилегированные акции
Preferred shares

На внешнем рынке осуществляются сделки по Американским Депозитарным распискам I уровня, программа которых была зарегистрирована в октябре 1997 года. В апреле 2003 года количество АДР составило 7,1% от голосующих акций или 8 734 965 расписок.

С весны 2002 года Банк-депозитарий – J. P. Morgan Chase Bank.

Коэффициент АДР/акция – 1:2.

Сделки по АДР осуществляются на внебиржевом рынке США, а также на Берлинской и Франкфуртской фондовых биржах.

9 декабря 2002 года Совет директоров ОАО «ВолгаТелеком» принял решение о выпуске процентных документарных облигаций на предъявителя ОАО «ВолгаТелеком» серии ВТ-1 общим объемом выпуска 1 000 000 000 руб., количество облигаций – 1 000 000 шт. номинальной стоимостью 1000 рублей каждая. Срок погашения – 3 года с момента размещения. Предусмотрена годовая оферта.

On the foreign market transactions are carried out with level I American Depository Receipts for which a program was registered in October, 1997. In April, 2003 the amount of the ADR made 7.1% of voting shares or 8 734 965 receipts.

From spring 2002 the Depositary Bank is the J. P. Morgan Chase Bank.

ADR/share Ratio – 1:2.

Transactions with the ADR are carried out on over-the-counter market of the USA, and also at the Berlin and Frankfurt stock exchanges.

On December 9, 2002, the Board of directors of OJSC «VolgaTelecom» made the decision on issue of interest rate documentary bearer bonds of OJSC «VolgaTelecom» of series BT-1. The total amount of issue is 1 000 000 000 Rubles, amount of bonds is 1 000 000 and the face value is 1000 Rubles each. The term of repayment is 3 years from the moment of placement. The annual offer is stipulated.

21 февраля 2003 года Облигации были успешно размещены на ММВБ. Доходность к погашению составила 13,65% годовых, доходность к оферте – 10,91%.

В течение 2002 года Обществом проводилась активная работа в направлении IR (Invest Relations) и PR (Public Relations), в рамках которой информация о деятельности ОАО «ВолгаТелеком» распространялась в федеральных и региональных СМИ в качестве информационных статей, пресс-релизов. Финансовая отчетность, отчеты эмитента эмиссионных ценных бумаг, профили компании, существенные факты публиковались в соответствии с Законодательством РФ, распространялись в инвестиционные компании, информационные агентства, размещались в сети Интернет.

12 марта 2002 года международное рейтинговое агентство «Standard and Poor's» присвоило ОАО «Нижегородсвязьинформ» долгосрочный кредитный рейтинг в российской и иностранной валюте «B-». Прогноз стабильный. По итогам консолидации базовых операторов фиксированной связи в Поволжском регионе в феврале 2003 года он был пересмотрен в сторону повышения до уровня «B». В феврале 2003 года ОАО «ВолгаТелеком» получило кредитный рейтинг по российской шкале «ruA-». Прогноз стабильный.

Общество выплачивает акционерам дивиденды с 1994 года.

On February 21, 2003, the Bonds were successfully placed on the Moscow Interbank Stock Exchange. Profitability to repayment made 13.65% annually, profitability to offer made 10.91%.

In 2002, the Society performed an active job in direction of IR (Invest Relations) and PR (Public Relations) within the framework of which the information on activity of OJSC «VolgaTelecom» was distributed in federal and regional mass-media as information articles, press releases. The financial reporting, reports of the issuer of issue securities, profiles of the Company, essential facts were published according to the Legislation of the Russian Federation, distributed in the investment companies, news agencies, placed in the Internet.

On March 12, 2002, the international rating agency «Standard and Poor's» appropriated OJSC «Nizhegorodsvyazinform» a long-term credit rating in Russian and in foreign currency «B-». The forecast is stable. By results of consolidation of base operators of the fixed telecommunication in the Volga Region, in February, 2003 it was revised and increased to level «B». In February, 2003, OJSC «VolgaTelecom» received a credit rating on the Russian scale «ruA-». The forecast is stable.

The society pays dividends to stockholders since 1994.

Дивидендная история
Dividend history

Категории акций / ***Kind of shares***	**Размер дивидендов на одну акцию, руб.** / ***Dividents size per 1 share (Rub)***			
	1999	**2000**	**2001**	**2002***
Обыкновенные / ***common***	0,1400	0,2700	0,3200	0,7066
Привилегированные / ***preferred***	0,6000	1,0400	0,9600	1,7954

* Прогноз по объединенной компании ОАО «ВолгаТелеком».
Forecast for the consolidated Company «VolgaTelecom».

ПОВЫШЕНИЕ РОЛИ МАРКЕТИНГОВЫХ СЛУЖБ В ДАННЫЙ МОМЕНТ ДОЛЖНО ПРИВЕСТИ К ЗНАЧИТЕЛЬНОМУ УЛУЧШЕНИЮ КАЧЕСТВА ОБСЛУЖИВАНИЯ КЛИЕНТОВ ОАО «ВОЛГАТЕЛЕКОМ» И ПОВЫШЕНИЮ ОБЪЕМОВ ПРОДАЖ УСЛУГ.

INCREASING THE ROLE OF MARKETING SERVICES IS OUR MAJOR TASK CURRENTLY. IT IS THIS THAT SHOULD LEAD TO PROFOUND IMPROVEMENT OF OJSC «VOLGATELECOM» CLIENT ACCOMMODATION QUALITY AND GROWTH OF SALES.

МАРКЕТИНГОВАЯ ДЕЯТЕЛЬНОСТЬ

В 2002 году заметное развитие получила маркетинговая деятельность компании, в частности, было закончено формирование подразделений маркетинга в филиалах. Основным событием стал совместный с компанией «The Boston Consulting Group» проект, в рамках которого был проведен анализ положения ОАО «ВолгаТелеком» на рынке связи Поволжья и разработаны основы маркетинговой стратегии Общества на ближайшие годы.

MARKETING ACTIVITY

In 2002, the Company marketing activity developed significantly, particularly, the creation of marketing subdivisions in the Company branches was completed. The major event was a project implemented jointly with The Boston Consulting Group, as part of which OJSC «VolgaTelecom» position on the Volga-River Region communications market was analyzed, and the bases of OJSC «VolgaTelecom» marketing strategy for the next few years were developed.

Положение ОАО «ВолгаТелеком» на рынке связи Поволжья (данные «Коминфо-Консалтинг», BCG)
OJSC «VolgaTelecom» position on the Volga-River Region communications market (Cominfo Consulting, BCG data)

	Доля ОАО «ВолгаТелеком» в сегментах рынка, % *OJSC «VolgaTelecom» share in fraction of market, %*	
	2002	**2003**
Бюджетные организации *State-financed companies*	79	82
Хозрасчетные организации *Self-sustained companies*	60	62
Население *Population*	81	82

При составлении концепции маркетинговой стратегии МРК в качестве основных рассматривались следующие аспекты:
- комплекс услуг фиксированной и беспроводной связи;
- потребительские сегменты телекоммуникационного рынка;
- региональные особенности развития филиалов;
- организационные приоритеты развития компании.

В рамках процесса по формированию системы работы с клиентами, в 2002 году началась работа по заключению договоров с крупными предприятиями, организованы специальные подразделения по работе с корпоративными и VIP-клиентами.

Также разработаны мероприятия по совершенствованию обслуживания клиентов и созданию системы продаж.

В течение года активно продвигались традиционные и новые услуги компании посредством различных рекламных мероприятий, участия в центральных и региональных выставках, организации демонстрационных залов.

When IRC (Interregional Telecommunications Company) marketing strategy concept was being developed, the following basic aspects were considered:
- a set of fixed and wireless communications services;
- consumer segments of the telecommunications market;
- regional particulars of the IRC branch development;
- organizational priorities of the Company development.

In 2002, the big work was done in order to conclude agreements with large enterprises in the framework of formation of a system of customer service; special sections were formed for servicing corporate and VIP customers.

Measures to improve client accommodation and create a sales system were also developed.

During the year, the Company promoted traditional and new services by various advertisement activities, participation in central and regional exhibitions, organization of showrooms.

Дочерние и зависимые Общества (оказывающие услуги связи), в которых ОАО «ВолгаТелеком» владеет более 10% уставного капитала
Affiliated and subsidiary companies (communications service providers) in which OJSC «VolgaTelecom» holds more than 10% of the ownership capital

Наименование организации *Organization**	**Регион** *Region*		**Доля в уставном капитале организации, %** *Share in the charter capital of the organization, %*
Услуги сотовой связи / *Cellular communication*			
ООО «Удмуртские сотовые сети-450» ***LLC «Udmurt cellular networks-450»***	Удмуртская Республика *Udmurtiya Republic*	Стандарт NMT-450 *NMT-450 standard*	100,00
ЗАО «Сотовая связь Мордовии» ***CJSC «Cellular communications of Mordovia»***	Республика Мордовия *Mordovia Republic*	Стандарт NMT-450 *NMT-450 standard*	60,00
ООО «Вятская сотовая связь» ***LLC «Vyatka cellular communication»***	Кировская область *Kirov Region*	Стандарт NMT-450 *NMT-450 standard*	51,00
ЗАО «Оренбург-GSM» ***CJSC «Orenburg-GSM»***	Оренбургская область *Orenburg Region*	Стандарт GSM *GSM standard*	51,00
ЗАО «Ульяновск-GSM» ***CJSC «Ulyanovsk-GSM»***	Ульяновская область *Ulyanovsk Region*	Стандарт GSM *GSM standard*	51,00
ЗАО «Нижегородская сотовая связь» ***CJSC «Nizhniy Novgorod cellular communication»***	Нижегородская область *Nizhniy Novgorod Region*	Стандарт GSM *GSM standard*	50,00
ЗАО «Саратов Мобайл» ***CJSC «Saratov Mobile»***	Саратовская область *Saratov Region*	Стандарт AMPS *AMPS standard*	50,00
ЗАО «Цифровые сети Удмуртии-900» ***CJSC «Digital networks of Udmurtia-900»***	Удмуртская Республика *Udmurtiya Republic*	Стандарт GSM *GSM standard*	49,00
ЗАО «Пенза Мобайл» ***CJSC «Penza Mobile»***	Пензенская область *Penza Region*	Стандарт AMPS *AMPS standard*	40,00
ЗАО «Чувашия Мобайл» ***CJSC «Chuvashia Mobile»***	Чувашская Республика *Chuvashia Republic*	Стандарт AMPS *AMPS standard*	30,00
ЗАО «Сотел - Нижний Новгород» ***CJSC «Sotel-Nizhniy Novgorod»***	Нижегородская область *Nizhniy Novgorod Region*	Стандарт NMT-450 *NMT-450 standard*	20,00
ЗАО «Саратовская система сотовой связи» ***CJSC «Saratov cellular communication system»***	Саратовская область *Saratov Region*	Стандарт NMT-450 *NMT-450 standard*	15,00
Услуги пейджинговой связи / *Paging*			
ООО «Вятка Пейдж» ***LLC «Vyatka Page»***	Кировская область *Kirov Region*		91,00
ЗАО «Черы Пейдж» ***CJSC «Chery Page»***	Чувашская Республика *Chuvashia Republic*		50,00
ООО «Радуга-Поиск» ***LLC «Raduga-Poisk»***	Нижегородская область *Nizhniy Novgorod Region*		18,20
Услуги телеграфной связи, сети передачи данных, Интернет, новейших технологий / *Cable communication, data transmission, Internet, the newest technologie*			
ООО «Ижком» ***LLC «Izhkom»***	Удмуртская Республика *Udmurtiya Republic*		51,00
ОАО «Информационные коммерческие сети «ОМРИКС» ***OJSC «Information commercial networks «OMRIX»***	Оренбургская область *Orenburg Region*		42,40
ЗАО «Нижегородтелесервис» ***CJSC «Nizhegorodteleservice»***	Нижегородская область *Nizhniy Novgorod Region*		40,00

ОАО «ВолгаТелеком» обладает мощным кадровым потенциалом, и все усилия направлены на то, чтобы раскрыть его в реализации задач, стоящих перед компанией.

OJSC «VolgaTelecom» has a powerful personnel potential and all our efforts have been aimed at realizing this potential and directing it to the implementation of the Company tasks.

Кадровая политика

Количество сотрудников в ОАО «ВолгаТелеком» на 1 января 2003 года составило 51 164 чел., обеспеченность дипломированными специалистами с высшим образованием 75,1%, со средним специальным – 80,7%.

В 2002 году на базе Учебного центра ОАО «ВолгаТелеком» был реализован проект «Оценка персонала», который продолжится и в 2003 году. В рамках этого проекта проведено тестирование персонала бухгалтерских, финансовых и экономических служб (257 человек).

Учебные центры действуют в 7 филиалах: в Нижнем Новгороде, Йошкар-Оле, Кирове, Ульяновске, Самаре, Оренбурге и Ижевске. Подготовка и повышение квалификации работников осуществляется по учебным планам и программам, разработанным и утвержденным в установленном порядке в соответствии с требованиями типового положения о профессиональном обучении рабочих. В 2002 году на курсах повышения квалификации прошли обучение 15 209 человек.

Развиваются и укрепляются связи с высшими и средними специальными учебными заведениями. Заключаются договоры на целевую подготовку специалистов по дневной, заочной и ускоренной формам обучения. В 2002 году более 300 человек прошли обучение на договорной основе.

Фонд заработной платы работников вырос по сравнению с 2001 годом на 27,7% и составил в 2002 году 2 662 708 тыс. руб. Среднемесячная заработная плата составила в 2002 году 4337 руб., рост среднемесячной заработной платы к уровню 2001 года составил 35,8%.

Personnel Policy

OJSC «VolgaTelecom» personnel amounted to 51 164 persons on 1.01.2003. The degree to which the company is provided with certified specialists is 75.1% for specialists with higher education and 80,7% for specialists with specialized secondary education.

The Personnel Evaluation Project was executed based on OJSC «VolgaTelecom» Training Center in 2002 and will be continued in 2003. Personnel of accounting, financial and economic services (257 persons) were tested as part of this project.

Training centers work in 7 branches: in Nizhniy Novgorod, Yoshkar-Ola, Kirov, Ul'yanovsk, Samara, Orenburg and Izhevsk. Personnel training and professional development are carried out based on curricula and training programs developed and approved in accordance with the requirements of the Standard Provision for Professional Training of Workers, as per the established procedure. 15 209 persons completed the Professional Development Course in 2002.

Relations with higher and vocational education institutions develop and strengthen. Contracts for target training using day, correspondence, and accelerated training forms are being concluded. More than 300 persons completed training on a contract basis in 2002.

The wages fund for employees had grown by 27.7% as compared to 2001 and was 2 662 708 thousand Rubles in 2002. The average monthly salary of an employee was 4337 Rubles in 2002, and had grown by 35.8% as compared to 2001.

Участие в других организациях

Компания является учредителем ряда фирм, занимающихся деятельностью по оказанию наиболее перспективных высокотехнологичных услуг связи: сотовой связи, пейджинговой связи, спутниковой связи, Интернет и др.

Цель участия капитала ОАО «ВолгаТелеком» в других предприятиях – повышение инвестиционной привлекательности, снижение риска доходности компании и развитие отрасли связи в регионе.

Participation in Other Organizations

The Company is a promoter of a number of firms providing the most promising high-technology communications services: cellular, paging and satellite communications, Internet, etc.

The purpose of OJSC «VolgaTelecom» capital participation in other companies is to increase investment attractiveness, reduce Company earning power risks and develop the communications industry in the region.

Наименование организации *Organization**	Регион *Region*		Доля в уставном капитале организации, % *Share in the charter capital of the organization, %*
Услуги телеграфной связи, сети передачи данных, Интернет, новейших технологий / *Cable communication, data transmission, Internet, the newest technologies*			
ЗАО «Транссвязь» ***CJSC «TransSvyaz»***	Нижегородская область *Nizhniy Novgorod Region*		40,00
ЗАО «Ростелеграф» ***CJSC «Rostelegraf»***	Москва *Moscow*		15,68
ЗАО «ТелеРосс-Самара» ***CJSC «TeleRoss-Samara»***	Самарская область *Samara Region*		10,00
Услуги местной телефонной связи / *Local telecommunication*			
ЗАО «Цифровые телекоммуникации» ***CJSC «Digital telecommunications»***	Чувашская Республика *Chuvashia Republic*		81,25
ОАО «Телесот» ***OJSC «Telesot»***	Оренбургская область *Orenburg Region*		32,40
ЗАО «Самара-Телеком» ***CJSC «Samara-Telecom»***	Самарская область *Samara Region*		25,00
ЗАО «Самарасвязьинформ» ***CJSC «Samarasvyazinform»***	Самарская область *Samara Region*		16,90
Услуги радиовещания, телевидения / *Broadcasting*			
ЗАО «Пульс-Радио Йошкар-Ола» ***CJSC «Puls-Radio Yoshkar-Ola»***	Республика Марий Эл *Mariy El Republic*		61,00
ООО «Радио-Резонанс» ***LLC «Radio-Resonance»***	Нижегородская область *Nizhniy Novgorod Region*		51,00
Услуги беспроводной связи / *Wireless communication*			
ЗАО «Народный телефон Саратов» ***CJSC «People's Phone Saratov»***	Саратовская область *Saratov Region*	Стандарт CDMA *CDMA standard*	50,00 + 1 п. а.
ЗАО «Нижегородский радиотелефон» ***CJSC «Nizhniy Novgorod radiotelephone»***	Нижегородская область *Nizhniy Novgorod Region*	Стандарт CDMA *CDMA standard*	50,00

В течение 2002 года Обществом проводился аудит сотовых активов, принадлежащих присоединяемым компаниям. По результатам аудита в 2003 году начата реорганизация сотового бизнеса на базе ведущего оператора мобильной связи Нижегородской области – ЗАО «Нижегородская Сотовая Связь» (образованного в 1995 году ОАО «ВолгаТелеком» и американским холдингом RTDC). Компания обладает лицензиями на оказание услуг сотовой связи стандарта GSM-900/1800 на территории Нижегородской области. Эффективный менеджмент и продуманная маркетинговая политика вывели компанию в число лидеров рынка услуг сотовой связи России. По данным агентства **J'son & Partners**, ЗАО «Нижегородская Сотовая Связь» на начало 2003 года занимало 7-ю строку в списке крупнейших операторов сотовой связи России.

В рамках процесса реорганизации мобильной связи в феврале 2003 года доля ОАО «ВолгаТелеком» в уставном капитале ЗАО «НСС» доведена с 50 до 100%. В настоящее время ведется работа по увеличению доли компании в других компаниях сотовой связи. Конечная цель реорганизации сотового бизнеса ОАО «ВолгаТелеком» – создание единой бизнес-структуры путем консолидации сотовых активов компании.

During 2002, the Company audited cellular assets belonging to the companies to be joined. Based on the audit results, reorganization of the cellular business on the basis of Nizhniy Novgorod Province leading cellular communications operator, CJSC «Nizhegorodskaya Cellular Communications» [CJSC «NCC»] (created in 1995 by OJSC «VolgaTelecom» and RTDC, an American holding). The Company holds licenses for GSM-900/1800 cellular communications services in Nizhniy Novgorod Province. Effective management and thoughtful marketing policy has made the Company a leader on the Russian market of cellular communications services. According to **J'son & Partners** data, CJSC «Nizhegorodskaya Cellular Communications» was the 7-th largest cellular communications operator in Russia as of the beginning of 2003.

OJSC «VolgaTelecom» share in CJSC «NCC» chartered capital reached 100% in 2003 (2002 – 50%) as part of the mobile communications reorganization process. Currently, the Company works to increase its share in other cellular communications companies. The final purpose of OJSC «VolgaTelecom» cellular business reorganization is to create a single business structure by means of the Company cellular asset consolidation.

ОАО «ВолгаТелеком»
603000, Нижний Новгород, пл. М. Горького, Дом связи
Телефон/факс: +7 (8312) 33-20-47/30-67-68
E-mail: tn@sinn.ru
Http://www.volga-telecom.ru

Кировский филиал
610000, г. Киров, ул. Дрелевского, 43/1
Телефон/факс: +7 (8332) 62-98-31/62-12-46
E-mail: elsv@elsv.kirov.ru
Http://www.kirov.ru

Филиал в Республике Марий Эл
424000, Республика Марий Эл, г. Йошкар-Ола, ул. Советская, 138
Телефон/факс: +7 (8362) 45-25-81/63-00-99
E-mail: info@martelcom.ru
Http://www.martelcom.ru

Филиал в Республике Мордовия
430000, Республика Мордовия, г. Саранск, ул. Большевистская, 13
Телефон/факс: +7 (8342) 32-70-04/17-60-70
E-mail: disp@sv.moris.ru
Http://www.sv.moris.ru

Нижегородский филиал
603000, Нижний Новгород, ул. Большая Покровская, 56
Телефон/факс: +7 (8312) 33-20-47/30-67-68
E-mail: tn@sinn.ru
Http://www.volga-telecom.ru

Оренбургский филиал
460000, г. Оренбург, ул. Володарского, 11
Телефон/факс: +7 (3532) 77-34-10/72-01-62
E-mail: office@reg.esoo.ru
Http://www.esoo.ru

Пензенский филиал
440606, г. Пенза, ул. Куприна, 1/3
Телефон/факс: +7 (8412) 52-17-12/52-36-88
E-mail: svyazinform@penza.net
Http://www.sura.ru

Самарский филиал
443010, г. Самара, ул. Красноармейская, 17
Телефон/факс: +7 (8462) 32-10-20/70-40-20
E-mail: directors@dionis.samtel.ru
Http://www.ssr.ru

Саратовский филиал
410012, г. Саратов, ул. Киселева, 40
Телефон/факс: +7 (8452) 27-14-18/50-84-53
E-mail: oi@san.ru
Http://www.san.ru

Филиал в Удмуртской Республике
426008, Удмуртская Республика, г. Ижевск, ул. Пушкинская, 278
Телефон/факс: +7 (3412) 22-69-91/51-01-41
E-mail: utc@utc.ru
Http://www.utc.ru

Ульяновский филиал
432980, г. Ульяновск, ул. Л. Толстого, 60
Телефон/факс: +7 (8422) 41-20-10/41-44-20
E-mail: office@ec.mv.ru
Http://www.ec.mv.ru

Филиал в Чувашской Республике
428000, Чувашская Республика, г. Чебоксары, пр-т Ленина, 2
Телефон/факс: +7 (8352) 66-11-93/66-22-93
E-mail: seciz@sich.ru
Http://www.sich.ru

OJSC «VolgaTelecom»
Dom Svyazi, M. Gorky Sq., Nizhniy Novgorod, 603000
Telephone/fax: +7 (8312) 33-20-47/30-67-68
E-mail: tn@sinn.ru
Http://www.volga-telecom.ru

Kirov branch
43\1, Drelevskogo St., Kirov, 610000
Telephone/fax: +7 (8332) 62-98-31/62-12-46
E-mail: elsv@elsv.kirov.ru
Http://www.kirov.ru

Branch in Republic Mariy El
138, Sovetskaya St., Yoshkar-Ola, 424000, Mariy El Republic
Telephone/fax: +7 (8362) 45-25-81/63-00-99
E-mail: info@martelcom.ru
Http://www.martelcom.ru

Branch in Republic Mordovia
13, Bolshevistskaya St., Saransk, 430000, Mordovia Republic
Telephone/fax: +7 (8342) 32-70-04/17-60-70
E-mail: disp@sv.moris.ru
Http://www.sv.moris.ru

Nizhniy Novgorod branch
56, Bolshaya Pokrovskaya St., Nizhniy Novgorod, 603000
Telephone/fax: +7 (8312) 33-20-47/30-67-68
E-mail: tn@sinn.ru
Http://www.volga-telecom.ru

Orenburg branch
11, Volodarskogo St., Orenburg, 460000
Telephone/fax: +7 (3532) 77-34-10/72-01-62
E-mail: office@reg.esoo.ru
Http://www.esoo.ru

Penza branch
1\3, Kuprina St., Penza, 440606
Telephone/fax: +7 (8412) 52-17-12/52-36-88
E-mail: svyazinform@penza.net
Http://www.sura.ru

Samara branch
17, Krasnoarmeyskaya St., Samara, 443010
Telephone/fax: +7 (8462) 32-10-20/70-40-20
E-mail: directors@dionis.samtel.ru
Http://www.ssr.ru

Saratov branch
40, Kiseleva St., Saratov, 410012
Telephone/fax: +7 (8452) 27-14-18/50-84-53
E-mail: oi@san.ru
Http://www.san.ru

Branch in Republic Udmurtiya
278, Pushkinskaya St., Izhevsk, 426008, Udmurtiya Republic
Telephone/fax: +7 (3412) 22-69-91/51-01-41
E-mail: utc@utc.ru
Http://www.utc.ru

Ulyanovsk branch
60, Tolstogo St., Ulyanovsk, 432980
Telephone/fax: +7 (8422) 41-20-10/41-44-20
E-mail: office@ec.mv.ru
Http://www.ec.mv.ru

Branch in Republic Chuvashia
2, Lenina Av., Cheboksary, 428000, Chuvashia Republic
Telephone/fax: +7 (8352) 66-11-93/66-22-93
E-mail: seciz@sich.ru
Http://www.sich.ru

Форма № 1 по ОКУД 0710001
Дата: 31.03.2003
Регион: Поволжский
Организация: ОАО «ВолгаТелеком»
Коды: по ОКПО 01142788 / ИНН 5260901817 / по ОКДП 52300 / по ОКОПФ 47 / по ОКФС 16 / по ОКЕИ 384
Вид деятельности: электросвязь
Организационно-правовая форма/форма собственности: ОАО
Единица измерения: тыс. руб.
Адрес: 603000, Нижний Новгород, пл. Максима Горького, Дом связи

Дата отправки (принятия): 31.03.2003

АКТИВ	Код строки	На начало отчетного периода*	На начало отчетного периода с учетом показателей присоединенных организаций**	На конец отчетного периода с учетом показателей присоединенных организаций***
1	2	3	4	5
I. ВНЕОБОРОТНЫЕ АКТИВЫ				
Нематериальные активы	110	—	465	60
в том числе:				
патенты, лицензии, товарные знаки (знаки обслуживания), иные аналогичные с перечисленными права и активы	111	—	465	60
организационные расходы	112	—	X	X
деловая репутация организации	113	—	X	X
Основные средства	120	2 362 485	10 136 469	12 410 903
в том числе:				
земельные участки и объекты природопользования	121	86	2 313	2 702
здания, машины и оборудование	122	1 668 486	7 434 654	8 931 149
Незавершенное строительство	130	200 980	660 625	859 593
Доходные вложения в материальные ценности	135	—	159	104
в том числе:				
имущество для передачи в лизинг	136	—	—	—
имущество, предоставляемое по договору проката	137	—	159	104
Долгосрочные финансовые вложения	140	26 319	72 858	72 316
в том числе:				
инвестиции в дочерние общества	141	4	4 081	2 138
инвестиции в зависимые общества	142	12 762	33 780	33 180
инвестиции в другие организации	143	13 225	20 434	20 382
займы, предоставленные организациям на срок более 12 месяцев	144	328	328	—
прочие долгосрочные финансовые вложения	145	—	14 235	16 616
Прочие внеоборотные активы	150	—	—	—
Итого по разделу I	190	2 589 784	10 870 576	13 342 976

Для реорганизованных Обществ:

* графа 3: Показатели базовой организации на 01.01.2002

** графа 4: Показатели базовой организации и присоединенных организаций на 01.01.2002, полученные построчным суммированием

*** графа 5: Показатели МРК (базовой организации и присоединенных организаций) на 31.12.2002

АКТИВ	Код строки	На начало отчетного периода*	На начало отчетного периода с учетом показателей присоединенных организаций**	На конец отчетного периода с учетом показателей присоединенных организаций***
1	2	3	4	5
II. ОБОРОТНЫЕ АКТИВЫ				
Запасы	210	90 109	400 056	443 555
в том числе:				
сырье, материалы и другие аналогичные ценности	211	76 285	293 153	339 006
животные на выращивании и откорме	212	—	7	4
затраты в незавершенном производстве (издержках обращения)	213	—	1 129	1 456
готовая продукция и товары для перепродажи	214	5 265	57 920	52 434
товары отгруженные	215		264	187
расходы будущих периодов	216	8 559	47 583	50 468
прочие запасы и затраты	217	—	—	—
Налог на добавленную стоимость по приобретенным ценностям	220	43 212	176 236	569 731
Дебиторская задолженность (платежи по которой ожидаются более чем через 12 месяцев после отчетной даты)	230	—	13 672	23 658
в том числе:				
покупатели и заказчики	231	—	808	2
векселя к получению	232	—	—	—
задолженность дочерних и зависимых обществ	233	—	—	—
авансы выданные	234	—	—	1 975
прочие дебиторы	235	—	12 864	21 681
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)	240	337 454	1 185 300	1 093 813
в том числе:				
покупатели и заказчики	241	257 503	902 462	806 560
векселя к получению	242	82	3 936	1 666
задолженность дочерних и зависимых обществ	243	—	291	36
задолженность участников (учредителей) по взносам в уставный капитал	244	X	X	X
авансы выданные	245	17 857	91 072	133 768
прочие дебиторы	246	62 012	187 539	151 783
Краткосрочные финансовые вложения,	250	94	3 829	13 233
в том числе:				
займы, предоставленные организациям на срок менее 12 месяцев	251	—	100	1 935
собственные акции, выкупленные у акционеров	252	94	225	—
прочие краткосрочные финансовые вложения	253	—	3 504	11 298
Денежные средства,	260	18 623	152 834	145 563
в том числе:				
касса	261	2 087	5 983	6 073
расчетные счета	262	15 622	122 337	122 737
валютные счета	263	—	33	3
прочие денежные средства	264	914	24 481	16 750
Прочие оборотные активы	270	—	—	—
Итого по разделу II	290	489 492	1 931 927	2 289 553
БАЛАНС (сумма строк 190+290)	300	3 079 276	12 802 503	15 632 529

Для реорганизованных Обществ:

* графа 3: Показатели базовой организации на 01.01.2002

** графа 4: Показатели базовой организации и присоединенных организаций на 01.01.2002, полученные построчным суммированием

*** графа 5: Показатели МРК (базовой организации и присоединенных организаций) на 31.12.2002

ПАССИВ	Код строки	На начало отчетного периода*	На начало отчетного периода с учетом показателей присоединенных организаций**	На конец отчетного периода с учетом показателей присоединенных организаций***
1	2	3	4	5
III. КАПИТАЛ И РЕЗЕРВЫ				
Уставный капитал	410	583 388	1 639 765	1 639 765
Добавочный капитал	420	951 268	4 172 421	4 139 098
Резервный капитал	430	58 798	58 798	72 832
в том числе:				
резервный фонд, образованный в соответствии с законодательством	431	58 798	58 798	72 832
резервы, образованные в соответствии с учредительными документами	432	—	—	—
Фонд социальной сферы	440	313	5 557	—
Нераспределенная прибыль прошлых лет	460	973 935	4 311 659	4 180 221
Непокрытый убыток прошлых лет	465	—	—	—
Нераспределенная прибыль отчетного года	470	X	X	1 471 951
Непокрытый убыток отчетного года	475	X	X	—
Итого по разделу III	490	2 567 702	10 188 200	11 503 867
Задолженность присоединенных организаций *перед базовой организацией*	497	X	X	7 620 498
Задолженность базовой организации *перед присоединенными организациями*	498	X	X	7 620 498
IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА				
Займы и кредиты	510	6 406	258 598	386 657
в том числе:				
кредиты банков, подлежащие погашению более чем через 12 месяцев после отчетной даты	511	—	48 629	227 573
займы, подлежащие погашению более чем через 12 месяцев после отчетной даты	512	6 406	209 969	159 084
Прочие долгосрочные обязательства	520	76 915	327 453	510 631
Итого по разделу IV	590	83 321	586 051	897 288
V. КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА				
Займы и кредиты	610	146 321	649 399	927 466
в том числе:				
кредиты банков, подлежащие погашению в течение 12 месяцев после отчетной даты	611	1 663	439 342	781 102
займы, подлежащие погашению в течение 12 месяцев после отчетной даты	612	144 658	210 057	146 364
Кредиторская задолженность	620	229 048	1 203 773	2 037 751
в том числе:				
поставщики и подрядчики	621	55 534	415 973	786 486
векселя к уплате	622	—	496	12 310
задолженность перед дочерними и зависимыми обществами	623	—	1 897	1 674
задолженность перед персоналом организации	624	11 874	101 082	110 729
задолженность перед государственными внебюджетными фондами	625	9 331	59 741	45 486
задолженность перед бюджетом	626	35 182	164 203	292 458
авансы полученные	627	23 394	189 408	293 303
прочие кредиторы	628	93 733	270 973	495 305
Задолженность участникам (учредителям) по выплате доходов	630	6 146	20 850	56 671
Доходы будущих периодов	640	46 738	154 230	209 486
Резервы предстоящих расходов	650	—	—	X
Прочие краткосрочные обязательства	660	X	X	X
Итого по разделу V	690	428 253	2 028 252	3 231 374
БАЛАНС (сумма строк 490 + 590 + 690)	700	3 079 276	12 802 503	15 632 529

Для реорганизованных Обществ:

* графа 3: Показатели базовой организации на 01.01.2002

** графа 4: Показатели базовой организации и присоединенных организаций на 01.01.2002, полученные построчным суммированием

*** графа 5: Показатели МРК (базовой организации и присоединенных организаций) на 31.12.2002

СПРАВКА О НАЛИЧИИ ЦЕННОСТЕЙ, УЧИТЫВАЕМЫХ НА ЗАБАЛАНСОВЫХ СЧЕТАХ

Наименование показателя	Код строки	На начало отчетного периода*	На начало отчетного периода с учетом показателей присоединенных организаций**	На конец отчетного периода с учетом показателей присоединенных организаций***
1	2	3	4	5
Арендованные основные средства	910	5 494	110 032	171 776
в том числе по лизингу	911	5 494	102 756	160 395
Товарно-материальные ценности, принятые на ответственное хранение	920	—	157	989
Товары, принятые на комиссию	930	69	72	800
Списанная в убыток задолженность неплатежеспособных дебиторов	940	35 663	135 644	177 340
Обеспечения обязательств и платежей полученные	950	—	18 242	—
Обеспечения обязательств и платежей выданные	960	251 785	1 209 550	1 903 425
Износ жилищного фонда	970	1 155	47 248	39 169
Износ объектов внешнего благоустройства и других аналогичных объектов	980	—	—	—
Бланки строгой отчетности	990	4 496	13 812	15 638

Для реорганизованных Обществ:

* графа 3: Показатели базовой организации на 01.01.2002

** графа 4: Показатели базовой организации и присоединенных организаций на 01.01.2002, полученные построчным суммированием

*** графа 5: Показатели МРК (базовой организации и присоединенных организаций) на 31.12.2002

Форма № 2 по ОКУД 0710002
Дата: 31.03.2003
Регион: Поволжский
Организация: ОАО «ВолгаТелеком»
Коды: по ОКПО 01142788 / ИНН 5260901817 / по ОКДП 52300 / по ОКОПФ 47 / по ОКФС 16 / по ОКЕИ 384
Вид деятельности: электросвязь
Организационно-правовая форма/форма собственности: ОАО
Единица измерения: тыс. руб.
Адрес: 603000, Нижний Новгород, пл. Максима Горького, Дом связи

Дата отправки (принятия): 31.03.2003

Наименование показателя	Код строки	За отчетный период*	За отчетный период с учетом присоединенных организаций**	За аналогичный период прошлого года с учетом присоединенных организаций***
1	2	3	4	5
I. Доходы и расходы по обычным видам деятельности				
Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом налога на добавленную стоимость, акцизов и аналогичных обязательных платежей)	010	3 046 450	10 967 595	7 696 827
в том числе: от продажи услуг связи	011	2 935 409	10 587 627	7 370 302
Себестоимость проданных товаров, продукции, работ, услуг	020	(2 132 205)	(7 796 630)	(5 990 427)
в том числе: проданных услуг связи	021	(2 034 042)	(7 449 909)	(5 593 009)
Валовая прибыль	029	914 245	3 170 965	1 706 400
Коммерческие расходы	030	—	—	—
Управленческие расходы	040	—	—	—
Прибыль (убыток) от продаж (строки 010-020-030-040)	050	914 245	3 170 965	1 706 400
II. Операционные доходы и расходы				
Проценты к получению	060	983	2 778	1 586
Проценты к уплате	070	(11 943)	(126 059)	(98 261)
Доходы от участия в других организациях	080	9 834	13 470	12 625
Прочие операционные доходы	090	42 943	163 794	185 976
Прочие операционные расходы	100	(179 916)	(729 389)	(234 417)
III. Внереализационные доходы и расходы				
Внереализационные доходы	120	136 908	215 421	144 546
Внереализационные расходы	130	(256 121)	(720 512)	(550 403)
Прибыль (убыток) до налогообложения (строки 050+060-070+080+090-100+120-130)	140	656 933	1 990 468	1 168 052
Налог на прибыль и иные аналогичные обязательные платежи*****	150	(193 928)	(518 609)	(572 026)
Прибыль (убыток) от обычной деятельности	160	463 005	1 471 859	596 026
IV. Чрезвычайные доходы и расходы				
Чрезвычайные доходы	170	11	150	990
Чрезвычайные расходы	180	(17)	(58)	(43)
Чистая прибыль (нераспределенная прибыль (убыток) отчетного периода) (строки 160+170-180)	190	462 999	1 471 951	596 973

Для реорганизованных Обществ:

* графа 3: Показатели базовой организации за период с 01.01.2002 по 31.12.2002 и присоединенных организаций за период с даты реорганизации по 31.12.2002, полученные построчным суммированием

** графа 4: Показатели базовой организации и присоединенных организаций за период с 01.01.2002 по 31.12.2002, полученные построчным суммированием показателей из графы 3 и соответствующих показателей присоединенных организаций за период с 01.01.2002 по дату реорганизации

*** графа 5: Показатели базовой организации и присоединенных организаций за период с 01.01.2001 по 31.12.2001, полученные построчным суммированием

**** Чистая прибыль, соответствующая показателю строки 470 графы 5 формы № 1 «Бухгалтерский баланс»

***** Строка 150 «Налог на прибыль и иные аналогичные обязательные платежи» присоединенными организациями (региональными филиалами) не заполняется

Наименование показателя	Код строки	За отчетный период	За аналогичный период прошлого года
1	2	3	4
Справочно:			
Дивиденды, приходящиеся на одну акцию:			
по привилегированным типа А	201	0,00182000	0,00095000
по обычным	202	0,00070000	0,00032000

		3
Предполагаемые в следующем отчетном году суммы дивидендов, приходящиеся на одну акцию*:		
по привилегированным типа А	203	0,00198000
по обычным	204	0,00066000

		3	4
Дивиденды, приходящиеся на одну акцию:			
по привилегированным типа Б	205	—	—

		3
Предполагаемые в следующем отчетном году суммы дивидендов, приходящиеся на одну акцию:		
по привилегированным типа Б	206	—

* Заполняется показателями МРК

Расшифровка отдельных прибылей и убытков

Наименование показателя	Код строки	За отчетный период				За аналогичный период предыдущего года	
		прибыль		убыток		прибыль***	убыток***
		*	**	*	**		
1	2	3	4	5	6	7	8
Штрафы, пени и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании	210	12 288	18 866	(2 006)	(6 413)	9 508	(5 217)
Прибыль (убыток) прошлых лет	220	2 739	8 600	(5 643)	(14 639)	5 678	(2 343)
Возмещение убытков, причиненных неисполнением или ненадлежащим исполнением обязательств	230	39 532	47 376	(88)	(1 280)	2 375	(87)
Курсовые разницы по операциям в иностранной валюте	240	5 276	15 278	(29 986)	(69 599)	31 733	(10 445)
Снижение себестоимости материально-производственных запасов на конец отчетного периода	250	X	X	X	X	X	X
Списание дебиторских и кредиторских задолженностей, по которым истек срок исковой давности	260	1 706	4 284	(1 483)	(14 860)	20 965	(14 218)

Для реорганизованных Обществ:

* графы 3, 5: Показатели базовой организации за период с 01.01.2002 по 31.12.2002 и присоединенных организаций за период с даты реорганизации по 31.12.2002, полученные построчным суммированием

** графы 4, 6: Показатели базовой организации и присоединенных организаций за период с 01.01.2002 по 31.12.2002, полученные построчным суммированием

*** графы 7, 8: Показатели базовой организации и присоединенных организаций за период с 01.01.2001 по 31.12.2001, полученные построчным суммированием

Form № 1 OKUD 0710001
Date: 31.03.2003
Region: Volga Region
Organization: OJSC «VolgaTelecom»
Codes: OKPO 01142788 / Taxpayer ID 5260901817 / OKDP 52300 / OKOPF 47 / OKFS 16 / OKEI 384
Type of activity: telecommunications
Legal form of organization/form of ownership: OJSC
Measurment unit: Thousand Rubles
Address: 603000, N. Novgorod, Maxim Gorky sq., Post House

Date of sending (accepting): 31.03.2003

ASSETS	Code of line	Beginning of Report Period*	Beginning of Report Period with parameters of the affiliated organizations**	End of Report Period with parameters of the affiliated organizations***
1	2	3	4	5
I. NON-CIRCULATING ASSETS				
Intangibles (04, 05)	110	—	465	60
including:				
patents, licenses, trade marks (service marks), other analogous rights and assets	111	—	465	60
organization expenses	112	—	X	X
The Company's standing	113	—	X	X
Fixed assets	120	2 362 485	10 136 469	12 410 903
including:				
land and nature objects	121	86	2 313	2 702
buildings, machines and equipment	122	1 668 486	7 434 654	8 931 149
Outstanding construction works	130	200 980	660 625	859 593
Profitable investments in stocks of materials and capital equipment	135	—	159	104
including:				
property for leasing	136	—	—	—
property given on the contract of hire	137	—	159	104
Long-term financial investments	140	26 319	72 858	72 316
including:				
investment in affiliates	141	4	4 081	2 138
investment in dependent companies	142	12 762	33 780	33 180
investment in others companies	143	13 225	20 434	20 382
investment in organizations for the term over 12 months	144	328	328	—
other long-term financial investments	145	—	14 235	16 616
Other non-circulating assets	150	—	—	—
Part I Total	190	2 589 784	10 870 576	13 342 976

For reorganized societies:

* column 3: Parameters of principal organization on 01.01.2002

** column 4: Parameters of principal organization and affiliated organizations on 01.01.2002, received by summing of lines

*** column 5: Parameters of principal organization and affiliated organizations on 31.12.2002

ASSETS	Code of line	Beginning of Report Period*	Beginning of Report Period with parameters of the affiliated organizations**	End of Report Period with parameters of the affiliated organizations***
1	2	3	4	5
II. CIRCULATING ASSETS				
Inventories	210	90 109	400 056	443 555
including:				
raw materials, supplies and other similar values	211	76 285	293 153	339 006
livestock for rearing and fattening	212	—	7	4
expenses in work in progress (distribution costs)	213	—	1 129	1 456
finished commodity and goods for resale	214	5 265	57 920	52 434
goods shipped	215	—	264	187
deferred expenses	216	8 559	47 583	50 468
other inventories and expenses	217	—	—	—
VAT for acquired valuables	220	43 212	176 236	569 731
Accounts receivable (the payments on which are expected more than in 12 months after report date)	230	—	13 672	23 658
including:				
buyers and customers	231	—	808	2
bills receivable	232	—	—	—
debt of affiliates and subsidiaries	233	—	—	—
advances paid out	234	—	—	1 975
other debtors	235	—	12 864	21 681
Accounts receivable (payments within 12 months after report date)	240	337 454	1 185 300	1 093 813
including:				
buyers and customers	241	257 503	902 462	806 560
bills receivable	242	82	3 936	1 666
debt of affiliates and subsidiaries	243	—	291	36
debt of participants (founders) in contributions to charter capital	244	X	X	X
advances paid out	245	17 857	91 072	133 768
other debtors	246	62 012	187 539	151 783
Short-term financial investments,	250	94	3 829	13 233
including:				
loans for the term of less than 12 months	251	—	100	1 935
own shares redeemed from shareholders	252	94	225	—
other short-term financial investments	253	—	3 504	11 298
Monetary resources	260	18 623	152 834	145 563
including:				
cash	261	2 087	5 983	6 073
settlement accounts	262	15 622	122 337	122 737
foreign exchange accounts	263		33	3
other monetary funds	264	914	24 481	16 750
Other circulating assets	270	—	—	—
Part I Total	290	489 492	1 931 927	2 289 553
BALANCE (sum of lines 190+290)	300	3 079 276	12 802 503	15 632 529

For reorganized societies:

* column 3: Parameters of principal organization on 01.01.2002

** column 4: Parameters of principal organization and affiliated organizations on 01.01.2002, received by summing of lines

*** column 5: Parameters of principal organization and affiliated organizations on 31.12.2002

LIABILITIES	Code of line	Beginning of Report Period*	Beginning of Report Period with parameters of the affiliated organizations**	End of Report Period with parameters of the affiliated organizations***
1	2	3	4	5
III. CAPITAL AND RESERVES				
Charter capital	410	583 388	1 639 765	1 639 765
Additional capital	420	951 268	4 172 421	4 139 098
Reserve capital	430	58 798	58 798	72 832
including:				
reserve funds, formed according to laws and regulations	431	58 798	58 798	72 832
reserves, formed according to articles of association	432	—	—	—
Social Security Fund	440	313	5 557	—
Retained profit of past years	460	973 935	4 311 659	4 180 221
Uncovered past years losses	465	—	—	—
Report year retained profit	470	X	X	1 471 951
Uncovered report year losses	475	X	X	—
Part III Total	490	2 567 702	10 188 200	11 503 867
IV. LONG-TERM LIABILITIES				
Loans and credits (borrowed funds)	510	6 406	258 598	386 657
including:				
bank credits to be settled in over 12 months after report date	511	—	48 629	227 573
borrowings to be settled in over 12 months after report date	512	6 406	209 969	159 084
Other long-term liabilities	520	76 915	327 453	510 631
Part IV Total	590	83 321	586 051	897 288
V. SHORT-TERM LIABILITIES				
Borrowed funds and credits	610	146 321	649 399	927 466
including:				
bank credits to be settled within 12 months after report date	611	1 663	439 342	781 102
borrowings to be settled within 12 months after report date	612	144 658	210 057	146 364
Accounts payable	620	229 048	1 203 773	2 037 751
including:				
suppliers and contractors	621	55 534	415 973	786 486
notes payable	622	—	496	12 310
debt to affiliates and subsidiaries	623	—	1 897	1 674
wages arrears	624	11 874	101 082	110 729
debt to State Off-budget Funds	625	9 331	59 741	45 486
debt to budget	626	35 182	164 203	292 458
advance payments received	627	23 394	189 408	293 303
other creditors	628	93 733	270 973	495 305
Debt to participants (founders) in profit payments	630	6 146	20 850	56 671
Deferred revenues	640	46 738	154 230	209 486
Reserves for deferred expenses	650	—	—	X
Other short-term liabilities	660	X	X	X
Part V Total	690	428 253	2 028 252	3 231 374
BALANCE (sum of lines 490 + 590 + 690)	700	3 079 276	12 802 503	15 632 529

For reorganized societies:

* column 3: Parameters of principal organization on 01.01.2002

** *column 4: Parameters of principal organization and affiliated organizations on 01.01.2002, received by summing of lines*

*** column 5: Parameters of principal organization and affiliated organizations on 31.12.2002

Index name	Code of line	Beginning of Report Period*	Beginning of Report Period with parameters of the affiliated organizations**	End of Report Period with parameters of the affiliated organizations***
1	2	3	4	5
Leasehold fixed assets	910	5 494	110 032	171 776
including leasing	911	5 494	102 756	160 395
Inventory holdings received in custody	920	—	157	989
Commodities received on commission	930	69	72	800
Accounts receivable of insolvent debtors written-off as a loss	940	35 663	135 644	177 340
Cover funds for liabilities and payments received	950	—	18 242	—
Cover funds for liabilities and payments given	960	251 785	1 209 550	1 903 425
Housing facilities depreciation	970	1 155	47 248	39 169
Depreciation of land improvement objects and other similar objects	980	—	—	—
Registered high-security forms	990	4 496	13 812	15 638

For reorganized societies:

* column 3: Parameters of principal organization on 01.01.2002

** column 4: Parameters of principal organization and affiliated organizations on 01.01.2002, received by summing of lines

*** column 5: Parameters of principal organization and affiliated organizations on 31.12.2002

Form № 2 OKUD 0710002
Date: 31.03.2003
Region: Volga Region
Organization: OJSC «VolgaTelecom»
Codes: OKPO 01142788 / Taxpayer ID 5260901817 / OKDP 52300 / OKOPF 47 / OKFS 16 / OKEI 384
Type of activity: telecommunications
Legal form of organization/form of ownership: OJSC
Measurment unit: Thousand Rubles
Address: 603000, N. Novgorod, Maxim Gorky sq., Post House

Date of submission (acceptance): 31.03.2003

Index name	Code of line	Report period*	Report period with parameters of the affiliated organizations**	Analogous period of prior year with parameters of the affiliated organizations***
1	2	3	4	5
I. Regular Operation Profit and losses				
Proceeds (net) of sales of goods, products, works, services (minus VAT, excise taxes and similar mandatory payments)	010	3 046 450	10 967 595	7 696 827
Including: of sales of telecom services	011	2 935 409	10 587 627	7 370 302
Costs of commodities, products, works, services sold	020	(2 132 205)	(7 796 630)	(5 990 427)
Including: telecom services sold	021	(2 034 042)	(7 449 909)	(5 593 009)
Gross profit	029	914 245	3 170 965	1 706 400
Commercial expenses	030	—	—	—
Management expenses	040	—	—	—
Profit (Loss) from sales (lines 010-020-030-040)	050	914 245	3 170 965	1 706 400
II. Operation income and expenses				
Interest receivable	060	983	2 778	1 586
Interest payable	070	(11 943)	(126 059)	(98 261)
Income from participation in other ventures	080	9 834	13 470	12 625
Other operation income	090	42 943	163 794	185 976
Other operation expenses	100	(179 916)	(729 389)	(234417)
III. Non-Sales Income and Expenses				
non-sales income	120	136 908	215 421	144 546
non-sales expenses	130	(256 121)	(720 512)	(550 403)
Profit (loss) before taxes (lines 050+060-070+080+090-100+120-130)	140	656 933	1 990 468	1 168 052
Income tax and other similar mandatory payments	150	(193 928)	(518 609)	(572 026)
Profit (loss) from regular operation	160	463 005	1 471 859	596 026
IV. Extraordinary income and expenses				
Extraordinary income	170	11	150	990
Extraordinary expenses	180	(17)	(58)	(43)
Net profit (retained profit (loss) of report period) (lines 160+170-180)	190	462 999	1 471 951	596 973

For reorganized societies:

* column 3: Parameters of principal organization for the period with 01.01.2002 till 31.12.2002 and affiliated organizations for the period from the date of reorganization on 31.12.2002, received by summing of lines

** column 4: Parameters of principal organization for the period with 01.01.2002 till 31.12.2002 and affiliated organizations for the period from the date of reorganization on 31.12.2002, received by summing of lines with parameters from column 3 and respective parameters of affiliated organizations for the period from 01.01.2002 to reorganization date

*** column 5: Parameters of principal organization and affiliated organizations for the period with 01.01.2002 till 31.12.2002 received by summing of lines

**** Net profit corresponding to the parameter in line 470 of column 5 of form 1 «Balance Sheet»

***** line 150 «Profit tax and other similar obligatory payments» for affiliated organizations (regional branches) must not be filled

Index name	Code of line	Report period	Analogous period of prior year
1	2	3	4
FOR REFERENCE ONLY:			
Dividends per share:			
Type A Preferred	201	0,00182000	0,00095000
common	202	0,00070000	0,00032000
		3	
Estimate of dividends per share for the next year*:			
Type A Preferred	203	0,00198000	
common	204	0,00066000	
		3	4
Dividends per one share:			
Type B preferred	205	—	—
		3	
Estimate of dividends per one shae for the next report year:			
Type B preferred	206	—	

* Filled with IRC parameters

EXPLANATION OF SINGLE PROFITS AND LOSSES

Index name	Code of line	Report period				Analogous period of prior year	
		profit		loss		прибыль***	убыток***
		*	**	*	**		
1	2	3	4	5	6	7	8
Fines, penalties and forfeits which were acknowledged or to be collected according to an arbitrage or court judgment	210	12 288	18 866	(2 006)	(6 413)	9 508	(5 217)
Past years profit (loss)	220	2 739	8 600	(5 643)	(14 639)	5 678	(2 343)
Payment of damages, caused by default of an obligation or its undue fulfillment	230	39 532	47 376	(88)	(1 280)	2 375	(87)
Exchange rate margins in foreign currency operations	240	5 276	15 278	(29 986)	(69 599)	31 733	(10 445)
Inventory depreciation by the end of report period	250	X	X	X	X	X	X
Debt amortization for overdue accounts payable and receivable with expired limitation period	260	1 706	4 284	(1 483)	(14 860)	20 965	(14 218)

For reorganized societies:

* column 3, 5: Parameters of principal organization for the period from 01.01.2002 till 31.12.2002 and affiliated organizations for the period from the date of reorganization on 31.12.2002, received by summing of lines

** column 4, 6: Parameters of principal organization and affiliated organizations for the period from 01.01.2002 till 31.12.2002, received by summing of lines

*** column 7, 8: Parameters of principal organization and affiliated organizations for the period from 01.01.2002 till 31.12.2002, received by summing of lines

ERNST & YOUNG

АУДИТОРСКОЕ ЗАКЛЮЧЕНИЕ ПО БУХГАЛТЕРСКОЙ ОТЧЕТНОСТИ ОАО «ВОЛГАТЕЛЕКОМ» НЕЗАВИСИМОЙ АУДИТОРСКОЙ ФИРМЫ ЗАО «ЭРНСТ ЭНД ЯНГ ВНЕШАУДИТ»

1. Мы провели аудит бухгалтерской отчетности ОАО «ВолгаТелеком» за период с 1 января по 31 декабря 2002 года включительно.

2. Бухгалтерская отчетность ОАО «ВолгаТелеком» состоит из бухгалтерского баланса, обозначенного словами «На конец отчетного периода с учетом показателей присоединенных организаций», отчета о прибылях и убытках, обозначенного словами «За отчетный период», отчета о движении капитала, отчета о движении денежных средств, приложения к бухгалтерскому балансу и пояснительной записки, в части обозначенной словами «На конец отчетного периода с учетом показателей присоединенных организаций» и «За отчетный период». Ответственность за подготовку и предоставление этой бухгалтерской отчетности несет руководство ОАО «ВолгаТелеком». Наша обязанность заключается в том, чтобы выразить мнение о достоверности во всех существенных отношениях данной отчетности и соответствии порядка ведения бухгалтерского учета законодательству Российской Федерации на основе проведенного аудита.

3. Аудит бухгалтерского баланса ОАО «ВолгаТелеком» (на тот момент ОАО «Нижегородсвязьинформ») по состоянию на 31 декабря 2001 года был проведен иной аудиторской организацией, чье мнение о достоверности бухгалтерской отчетности ОАО «ВолгаТелеком» за год, оканчивающийся 31 декабря 2001 года, было высказано в условно-положительном аудиторском заключении от 29 апреля 2002 года. В своем условно-положительном заключении эта организация обратила внимание на тот факт, что ОАО «ВолгаТелеком» не создало резерв по сомнительной дебиторской задолженности, создание которого регламентируется требованиями ПБУ 8/98 «Условные факты хозяйственной деятельности», что существенно повлияло на достоверность бухгалтерской отчетности.

4. Мы провели аудит в соответствии с Федеральным Законом «Об аудиторской деятельности», утвержденными федеральными правилами (стандартами) аудиторской деятельности, правилами (стандартами) аудиторской деятельности, одобренными Комиссией по аудиторской деятельности при Президенте Российской Федерации.

5. Аудит планировался и проводился таким образом, чтобы получить разумную уверенность в том, что бухгалтерская отчетность, обозначенная словами «На конец отчетного периода с учетом показателей присоединенных организаций» и «За отчетный период», не содержит существенных искажений. Аудит проводился на выборочной основе и включал в себя изучение на основе тестирования доказательств, подтверждающих значения и раскрытие информации о финансово-хозяйственной деятельности в данной бухгалтерской отчетности, оценку принципов и методов бухгалтерского учета, правил подготовки

AUDITOR'S STATEMENT ON THE ACCOUNTING STATEMENTS OF OJSC «VOLGATELECOM» BY INDEPENDENT AUDITOR FIRM CJSC «ERNEST AND YOUNG VNESHAUDIT»

1. We carried out the audit of OJSC «VolgaTelecom» accounts for the period from January 1 to December 31, 2002 inclusive.

2. The accounting statements of OJSC «VolgaTelecom» consist of a Balance Sheet designated by words «By the end of the accounting period taking into account the figures of the annexed organizations», a Profit and Loss Statement designated by words «In the accounting period», the Report on Capital Flow, the Report on Money Resources Movement, the Supplement to the Balance Sheet and an Explanatory Note, regarding the section designated by words «By the end of the accounting period, taking into account the figures of the annexed organizations» and «In the accounting period». The responsibility for preparation and presentation of this accounting statements is beared by the management of OJSC «VolgaTelecom». Our duty consists in expressing our opinion on reliability in all essential aspects of the mentioned reporting and conformity of accounting procedures to the legislation of the Russian Federation on the basis of the audit carried out.

3. Audit of the Balance Sheet of OJSC «VolgaTelecom» (for the moment OJSC «Nizhegorodsvyazinform») as of December 31, 2001 has been carried out by another auditor organization, whose opinion on reliability of accounts of OJSC «VolgaTelecom» for the year terminating on December 31, 2001, has been stated in a conditionally positive auditor's statement dated April 29, 2002. In this conclusion, the organization paid attention to the fact, that OJSC «VolgaTelecom» did not form a reserve for doubtful accounts receivable the creation of which is regulated by requests of Accounting Standards 8/98 «the Conditional facts of economic activities» that essentially affected the reliability of the accounting statements.

4. We have carried out the audit according to the Federal Law «About audit activities», the authorized federal rules (standards) of audit activities, the rules (standards) of audit activities approved by the Commission for audit activities at the Office of the President of the Russian Federation.

5. The Audit was planned and held so that to receive reasonable confidence that the accounting statements designated by the words «By the end of the accounting period, taking into account the figures of the annexed organizations» and «In the accounting period», does not contain essential distortions. The Audit was made on a sample basis and included inspection on the basis of testing the proofs confirming values and disclosing the information on financial and economic activity in the present accounting statements, evaluation of principles and methods of book keeping, rules of preparation of the accounts and of the significant estimated values received by the management of the legal person audited, and also an evaluation of the general representation of the mentioned accounting statements. We believe, that the audit represents the sufficient grounds for expression of our opinion on reliability in all essential aspects of the accounts mentioned above and the

данной бухгалтерской отчетности и значимых оценочных значений, полученных руководством аудируемого лица, а также оценку общего представления данной бухгалтерской отчетности. Мы полагаем, что проведенный аудит представляет достаточные основания для выражения нашего мнения о достоверности во всех существенных отношениях упомянутой выше бухгалтерской отчетности и соответствии порядка ведения бухгалтерского учета законодательству Российской Федерации.

6. По нашему мнению, в 2002 году порядок ведения бухгалтерского учета в отношении подготовки бухгалтерской отчетности ОАО «ВолгаТелеком», обозначенной словами «На конец отчетного периода с учетом показателей присоединенных организаций» и «За отчетный период», отвечал требованиям Федерального Закона «О бухгалтерском учете» № 129-ФЗ от 21 ноября 1996 года, и упомянутая выше бухгалтерская отчетность, подготовленная в соответствии с тем же Законом, достоверно во всех существенных отношениях отражает финансовое положение ОАО «ВолгаТелеком» на 31 декабря 2002 года и результаты его финансово-хозяйственной деятельности за период с 1 января по 31 декабря 2002 года включительно.

7. Как указано в неаудированном разделе 6 «Сопоставимость показателей бухгалтерской отчетности» пояснительной записки, ОАО «ВолгаТелеком» было реорганизовано 30 ноября 2002 года путем присоединения ряда компаний электросвязи Приволжского федерального округа. Мы не проводили аудит сравнительной бухгалтерской отчетности или каких-либо ее элементов, обозначенных словами «На начало отчетного периода с учетом показателей присоединенных организаций» и «За аналогичный период прошлого года с учетом присоединенных организаций», а также «За отчетный период с учетом присоединенных организаций», которые были включены в прилагаемую бухгалтерскую отчетность исключительно для целей представления сопоставимой финансовой информации.

8. Без внесения оговорок в наше заключение, мы обращаем внимание на раздел 4 «Анализ и оценка структуры баланса» пояснительной записки, в котором описано превышение текущих обязательств ОАО «ВолгаТелеком» над текущими активами на 827 456 тысяч рублей по состоянию на 31 декабря 2002 года, а также планы руководства в отношении данного дефицита оборотного капитала.

9. Прилагаемые финансовые отчеты не имеют своей целью представление финансового положения и результатов деятельности в соответствии с принципами или методами бухгалтерского учета, общепринятыми в странах и иных административно-территориальных образованиях помимо России. Соответственно, прилагаемая финансовая отчетность не предназначена для лиц, не знакомых с российскими принципами, процедурами и методами бухгалтерского учета.

16 апреля 2003 года

Партнер
О. И. Валериус

Аудитор
Д. Е. Лобачев
Квалификационный аттестат по общему аудиту
№ К 002839

conformity of the accounting procedures to the legislation of the Russian Federation.

6. In our opinion, in 2002, the accounting procedures concerning the preparation of accounts of OJSC «VolgaTelecom» designated by the words «By the end of the accounting period taking into account the figures of the annexed organizations» and «In the accounting period», meet the requirements of the Federal Law «About book keeping» № 129-FL dated November 21, 1996, and the mentioned above accounts were prepared according to the same Law, it is authentic in all essential aspects and reflects the financial position of OJSC «VolgaTelecom» for December 31, 2002 and the results of its financial and economic activity for the period from January 1 to December 31, 2002 inclusive.

7. As it is specified in section 6 of the explanatory note which was not audited «Comparability of accounts data», OJSC «VolgaTelecom» has been reorganized on November 30, 2002 by fusion of some telecommunication companies of the Volga region federal district. We did not audit the comparable accounting statements or any of their fragments designated by the words «By the beginning of the accounting period taking into account the figures of the annexed organizations» and «In the similar period of the prior year, taking into account the data of annexed organizations», or «In the accounting period, taking into account the attached organizations» which have been included in the attached accounting statements only for the purposes of representation of the comparable financial information.

8. In our unqualifide conclusion, we would like to draw your attention to section 4 «Analysis and evaluation of the balance structure» of the explanatory note in which an excess of the current obligations of OJSC «VolgaTelecom» versus the current assets in amount of Rubles 827456 thousand as of December 31, 2002 is described, and also to the plans of the management concerning the mentioned deficiency of working capital.

9. The attached financial reports have not the purpose of representing the financial position and results of activity according to principles or methods of book keeping standard in the countries and administrative territorial-formations other than Russia. Accordingly, the attached financial reports are not intended for the persons not familiar with the Russian principles, procedures and methods of book keeping.

April 16, 2003

Partner
O. I. Valerius

Auditor
D. E. Lobachyov
Qualification certificate for the general audit
№ K 002839